Filed Pursuant to General Instruction II.L. of Form F-10

File No. 333-287429

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement together with the short form base shelf prospectus to which it relates dated August 5, 2025, as amended or supplemented, and each document incorporated by reference in the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus to which it relates, as amended or supplemented, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of BAM at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States, Telephone: (212) 417-7000, and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

(To a Short Form Base Shelf Prospectus Dated August 5, 2025)

New Issue	September 4, 2025

BROOKFIELD ASSET MANAGEMENT LTD.

US$750,000,000 6.077% Notes due September 15, 2055

Brookfield Asset Management Ltd. (“BAM”) is offering US$750,000,000 aggregate principal amount of 6.077% notes due September 15, 2055 (the “notes”). BAM will pay interest on the notes each March 15 and September 15. BAM will make the first interest payment on the notes on March 15, 2026. Unless BAM redeems the notes earlier, the notes will mature on September 15, 2055. BAM will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). BAM may redeem some or all of the notes at any time at the applicable Redemption Price (as defined herein). BAM may also redeem all of the notes at any time in the event that certain changes affecting Canadian income taxation occur.

The notes are a new series of securities with no established trading market. The notes are not and will not be listed on a securities exchange or quotation system and consequently, there is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation. See “Risk Factors”.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-9.

	Per Note	Total
Public Offering Price(1)	99.998%	US$	749,985,000
Underwriting Fees	0.875%	US$	6,562,500
Proceeds to BAM (before expenses)	99.123%	US$	743,422,500

(1)	The effective yield of the notes, if held to September 15, 2055, will be 6.077%.

Interest on the notes will accrue from September 9, 2025. The offering price of the notes will be payable in U.S. dollars.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the notes may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in Canada or are residents in, or citizens of, the United States may not be described fully in this prospectus supplement and the accompanying base shelf prospectus. Prospective investors should consult their own tax advisors with respect to their particular circumstances. Prospective investors should read the risk factors and tax discussion beginning on pages S-9 and S-24, respectively.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that BAM is incorporated under the laws of the Province of British Columbia, that some of BAM’s officers and directors may be residents of jurisdictions located outside of the United States, that some or all of the underwriters or experts named in this prospectus supplement and the accompanying base shelf prospectus may be residents of jurisdictions located outside of the United States and that such persons and all or a substantial portion of BAM’s assets may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Wells Fargo Securities, LLC, Morgan Stanley & Co. LLC, CIBC World Markets Corp., SMBC Nikko Securities America, Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., Brookfield Securities LLC, Citigroup Global Markets Inc., Mizuho Securities USA LLC, RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC (the “underwriters”), as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by BAM and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting (Conflicts of Interest)”. This offering will be made in Canada by Wells Fargo Securities Canada, Ltd., a broker-dealer affiliate of Wells Fargo Securities, LLC, whom we refer to in this prospectus supplement as an underwriter. Wells Fargo Securities, LLC, Morgan Stanley & Co. LLC, CIBC World Markets Corp., SMBC Nikko Securities America, Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., Brookfield Securities LLC, Citigroup Global Markets Inc., Mizuho Securities USA LLC, RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC will not offer the notes offered hereby in Canada. In connection with this offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the notes at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. In certain circumstances, the underwriters may offer the notes at a price lower than stated above. See “Underwriting (Conflicts of Interest)”.

Delivery of the notes, in book-entry form only, will be made through The Depository Trust Company on or about September 9, 2025.

BAM’s head office is located at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States and its registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7, Canada.

Joint Book-Running Managers
Wells Fargo Securities	Morgan Stanley	CIBC Capital Markets	SMBC Nikko
Co-Managers
BMO Capital Markets	BNP PARIBAS	Brookfield Capital Solutions	Citigroup
Mizuho	RBC Capital Markets	Scotiabank	TD Securities

TABLE OF CONTENTS

Prospectus Supplement

S-i

Base Shelf Prospectus

S-ii

You should rely only on the information contained in or incorporated by reference in this prospectus supplement (this “prospectus supplement”), together with the accompanying base shelf prospectus dated August 5, 2025 (the “base shelf prospectus”). We have not authorized anyone to provide you with information that is different. You should not assume that the information contained in this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement. This document may only be used where it is legal to sell the notes.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND
THE ACCOMPANYING BASE SHELF PROSPECTUS

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of the notes. The second part, the accompanying base shelf prospectus, gives more general information, some of which may not apply to the notes. Generally, the term “Prospectus” refers to both parts combined.

As used in this prospectus supplement, unless the context otherwise indicates, references to “BAM” refer to Brookfield Asset Management Ltd. and references to “we”, “us” and “our” means BAM and our consolidated subsidiaries, including our asset management business. References to “Brookfield” refer to BAM and Brookfield Corporation (“BN”) collectively.

If the description of the notes varies between this prospectus supplement and the accompanying base shelf prospectus, you should rely on the information in this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the accompanying base shelf prospectus solely for the purpose of the notes offered hereunder.

The following documents, filed with the securities regulatory authorities in each of the provinces of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	our annual report on Form 10-K dated March 17, 2025 for the financial year ended December 31, 2024, filed with the SEC and on SEDAR+ on March 17, 2025, (the “2024 Annual Report on Form 10-K”), which report contains (i) the audited consolidated financial statements of BAM as at December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 and for the period from July 4, 2022 to December 31, 2022, together with the accompanying notes thereto and the reports of the independent registered public accounting firm thereon and the related management’s discussion and analysis, (ii) the audited consolidated and combined financial statements of Brookfield Asset Management ULC (the “Asset Management Company” or “our asset management business”) as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, together with the accompanying notes thereto and the report of the independent auditors thereon, and (iii) the audited combined and consolidated financial statements of Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman), L.P., and Oaktree Investment Holdings, L.P., and their consolidated subsidiaries (collectively, the “Oaktree Asset Management Operating Group”) as of December 31, 2024 and 2023, for the years ended December 31, 2024, 2023 and 2022, together with the accompanying notes thereto and the report of the independent auditors thereon;

(b)	our current reports on Form 8-K, filed with the SEC and on SEDAR+ on February 4, 2025 and Form 8-K/A, filed with the SEC and as a business acquisition report on SEDAR+ on April 3, 2025 (the “Form 8-K/A”), which includes the audited consolidated and combined financial statements of the Asset Management Company as at December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024, together with the accompanying notes thereto and the report of the independent registered public accounting firm thereon as well as pro forma financial information as of and for the year ended December 31, 2024 relating to the 2025 Arrangement (as defined below);

(c)	our quarterly report on Form 10-Q dated August 7, 2025 for the quarter ended June 30, 2025, filed with the SEC and on SEDAR+ on August 7, 2025, which report contains the unaudited financial statements of BAM as at June 30, 2025 and for the three and six month periods ended June 30, 2025 and 2024, together with the accompanying notes thereto and the related management’s discussion and analysis (the “Q2 2025 Quarterly Report on Form 10-Q”);

(d)	our management information circular (the “Special Meeting Circular”), dated December 1, 2024, filed with the SEC and on SEDAR+ on December 27, 2024, but excluding the disclosure in the following sections or subsections of the Special Meeting Circular:

(i)	“Consent of KPMG” at page 35 of the Special Meeting Circular;

(ii)	Appendix D (Formal Valuation and Fairness Opinion) of the Special Meeting Circular;

and excluding all references to the names and opinions of legal advisors and financial advisors in the Special Meeting Circular (collectively, the “Excluded Sections”);

(e)	our management information circular dated March 25, 2025 in connection with the annual meeting of shareholders of BAM held on May 5, 2025 filed with the SEC and on SEDAR+ on April 4, 2025;

(f)	the template version (as defined in National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”)) of the preliminary term sheet for the notes dated September 4, 2025, filed with the SEC as Exhibit 99.2 to the current report on Form 8-K filed by BAM on September 4, 2025 and on SEDAR+ on September 4, 2025 (the “Preliminary Term Sheet”); and

(g)	the template version of the final term sheet for the notes dated September 4, 2025, filed with the SEC as Exhibit 99.3 to the current report on Form 8-K filed by BAM on September 4, 2025 and on SEDAR+ on September 4, 2025 (together with the Preliminary Term Sheet, the “Marketing Materials”).

The Excluded Sections have not been incorporated by reference in, and do not form part of, this Prospectus because they were prepared in respect of a specific transaction contemplated in the Special Meeting Circular, unrelated to the distribution of securities under this Prospectus, and that transaction has been completed. The Marketing Materials are not part of this Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this prospectus supplement.

All of BAM’s documents of the type described in Item 11.1 of Form 44-101F1 — Short Form Prospectus (as defined in NI 41-101), and any “template version” of “marketing materials” (each as defined in NI 41-101), which are required to be filed by BAM with the securities regulatory authorities in Canada, and documents filed (but not furnished) with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus supplement. Pursuant to a decision dated May 16, 2025 issued by the Québec Autorité des marchés financiers, BAM has obtained relief from the requirement to translate into the French language all exhibits to documents incorporated by reference in a prospectus that were prepared pursuant to the Exchange Act, to the extent that such exhibits do not themselves constitute or contain documents that are otherwise required to be incorporated by reference in this Prospectus pursuant to National Instrument 44-101 — Short Form Prospectus Distributions.

We will provide to each person to whom this Prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this Prospectus, upon written or oral request, without charge, at the office of the Corporate Secretary of BAM at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States, Telephone: (212) 417-7000.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Exchange Act and forward-looking information within the meaning of other relevant securities legislation, including applicable securities laws in Canada, which reflect our current views with respect to, among other things, our operations and financial performance (collectively, “forward-looking statements”). You can identify these forward-looking statements by the use of words such as “outlook”, “believe”, “think”, “expect”, “potential”, “continue”, “may”, “should”, “seek”, “approximately”, “predict”, “intend”, “will”, “plan”, “estimate”, “anticipate”, the negative version of these words, other comparable words or other statements that do not relate strictly to historical or factual matters. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Such forward-looking statements are subject to risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity.

Although BAM believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	volatility in the trading price of the Class A Shares (as defined below);

•	deficiencies in public company financial reporting and disclosures;

•	the difficulty for investors to effect service of process and enforce judgments in various jurisdictions;

•	being subjected to numerous laws, rules and regulatory requirements;

•	the potential ineffectiveness of our policies to prevent violations of applicable law;

•	foreign currency risk and exchange rate fluctuations;

•	further increases in interest rates;

•	political instability or changes in government;

•	unfavourable economic conditions or changes in the industries in which we operate;

•	inflationary pressures;

•	catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics;

•	ineffective management of sustainability considerations, and inadequate or ineffective health and safety programs;

•	failure of our information technology systems;

•	us and our managed assets becoming involved in legal disputes;

•	losses not covered by insurance;

•	inability to collect on amounts owing to us;

•	operating and financial restrictions through covenants in our loan, debt and security agreements;

•	the material assets of BAM consisting solely of its interest in the common shares of the Asset Management Company;

•	our being solely liable for our asset management business;

•	our ability to maintain our global reputation;

•	risks related to our renewable power and transition, infrastructure, private equity, real estate, and credit strategies;

•	the impact on growth in Fee-Bearing Capital (as defined in the 2024 Annual Report on Form 10-K) of poor product development or marketing efforts;

•	meeting our financial obligations due with cash flow from our asset management business;

•	our acquisitions;

•	requirement of temporary investments and backstop commitments to support our asset management business;

•	revenues being impacted by a decline in the size or pace of investments made by our managed assets;

•	earnings growth varying, which may affect our dividend and the trading price of the Class A Shares;

•	exposed risk due to increased amount and type of investment products in our managed assets;

•	information barriers that may give rise to conflicts and risks;

•	BN exercising substantial influence over BAM;

•	BN transferring its ownership of BAM to a third party;

•	potential conflicts of interest with BN;

•	difficulty in maintaining our culture or managing our human capital;

•	risks related to taxation, including risks involving United States and Canadian taxation laws and changes thereto; and

•	other risks and factors described in this Prospectus under the heading “Risk Factors” as well as in our 2024 Annual Report on Form 10-K and in our Q2 2025 Quarterly Report on Form 10-Q under the sections entitled “Item 1A – Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

We caution that the factors that may affect future results described in this Prospectus and the documents incorporated by reference herein are not exhaustive and other factors could also adversely affect future results. Nonetheless, all of the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are qualified by these cautionary statements. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Prospectus. The forward-looking statements represent our views as of the date of this Prospectus and should not be relied upon as representing our views as of any date subsequent to the date of this Prospectus. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. These statements and other forward-looking information are based on opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. We undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES

BAM, the Asset Management Company and the Oaktree Asset Management Operating Group prepare their financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). This Prospectus and the documents incorporated by reference herein disclose a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring our asset management business, including for performance measurement, capital allocation and valuation purposes. BAM believes that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of BAM’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP. These non-GAAP financial measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. Reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, where applicable, are included on pages 87 and 88 of our 2024 Annual Report on Form 10-K which is incorporated by reference herein and available electronically on EDGAR at www.sec.gov and under BAM’s SEDAR+ profile at www.sedarplus.ca.

PRESENTATION OF FINANCIAL INFORMATION

We publish our consolidated financial statements in United States dollars. In this prospectus supplement, unless otherwise specified or where the context otherwise requires, all dollar amounts are expressed in United States dollars and references to “US$”, “U.S. dollars” and “$” are to United States dollars.

On February 4, 2025, BAM completed a plan of arrangement (the “2025 Arrangement”) whereby BAM acquired 73% of the outstanding common shares of the Asset Management Company from BN and certain of its subsidiaries in exchange for newly-issued Class A Shares on a one-for-one basis. Although upon completion of the 2025 Arrangement, the Asset Management Company became a wholly-owned subsidiary of BAM, for accounting purposes, the Asset Management Company is considered the accounting acquirer of BAM in the 2025 Arrangement and the predecessor of BAM. As such, the 2025 Arrangement was accounted for as a “reverse acquisition” in conformity with U.S. GAAP. Therefore, the Asset Management Company’s historical financial statements replaced BAM’s historical financial statements for all periods prior to the 2025 Arrangement, and for all periods following the 2025 Arrangement, the results of operations of both the Asset Management Company and BAM will be included in BAM’s financial statements. Accordingly, references to BAM’s financial position, capitalization (except for equity structure) and earnings coverage in this Prospectus as of December 31, 2024 and as of or for periods ended on or prior to that date refer to the financial position, capitalization (except for equity structure) and earnings coverage of the Asset Management Company on a standalone basis and not to BAM.

SUMMARY

Brookfield Asset Management Ltd.

We are a leading global alternative asset manager, headquartered in New York, New York, with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. Our objective is to generate attractive, long-term risk-adjusted returns for the benefit of our clients and shareholders. We manage a range of public and private investment products and services for institutional and retail clients. We earn asset management income for doing so and ensure strong alignment of interests with our clients by investing Brookfield capital alongside them. Our access to large-scale capital enables us to make investments in sizeable, premier assets and businesses across geographies and asset classes that we believe few others can. BAM’s Class A Limited Voting Shares (the “Class A Shares”) are co-listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BAM.”

BAM was incorporated under the Business Corporations Act (British Columbia) on July 4, 2022. BAM’s head office is located at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States and its registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7, Canada.

The Offering

The following is a brief summary of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying base shelf prospectus.

Issuer	Brookfield Asset Management Ltd.
Securities Offered	US$750,000,000 principal amount of 6.077% notes due September 15, 2055.
Issue and Delivery Date	September 9, 2025.
Maturity Date	September 15, 2055.
Interest Rate	6.077% per annum.
Yield	6.077% per annum if held to maturity.
Interest Payment Dates	March 15 and September 15 of each year, beginning on March 15, 2026.
CUSIP/ISIN	112586 AB8 / US112586AB85
Rank	The notes will rank equally with the 2035 notes (as defined herein) and any future unsecured, unsubordinated senior obligations of BAM. BAM has not issued or become an obligor under any unsecured senior debt securities since its inception except for the 2035 notes.
Redemption	The notes are redeemable, at any time at BAM’s option, at the redemption prices set forth under the heading “Description of the Notes — Redemption and Repurchase”. The notes are also redeemable in the event of certain changes affecting Canadian withholding tax, as more fully described under “Description of the Notes — Redemption for Changes in Canadian Withholding Taxes”.
Further Issues	BAM may from time to time, without the consent of the holders of the notes, create and issue further notes having the same terms and conditions in all respects as the notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the notes being offered hereby; provided that if such additional notes are not fungible with the original notes offered hereby for U.S. federal income tax purposes, then such additional notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the original notes.
Use of Proceeds	The net proceeds from the sale of the notes will be used for general corporate purposes.
Form and Denominations	The notes will be represented by one or more fully-registered global securities registered in the name of a nominee of The Depository Trust Company. Beneficial interests in those fully-registered global securities will be in initial denominations of US$2,000 and subsequent multiples of US$1,000. Except as described under “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying base shelf prospectus, notes in definitive form will not be issued.
Change of Control	BAM will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event. See “Description of the Notes—Change of Control”.
Payment of Additional Amounts	BAM will be required to pay certain Additional Amounts (as defined herein) in the event that BAM is required to withhold or deduct Taxes (as defined herein) by law or by the interpretation or administration thereof. See “Description of the Notes—Additional Amounts”.

Covenants

The indenture governing the notes contains customary restrictions on the ability of BAM to create certain liens and to consolidate, merge with a third party or transfer all or substantially all of its assets, subject to the terms and conditions described herein. See “Description of the Notes—Covenants—Negative Pledge” in this prospectus supplement and “Description of Debt Securities—Consolidation, Merger, Amalgamation and Sale of Assets” in the accompanying base shelf prospectus.

The notes will not, and the indenture does not, limit the amount of indebtedness or other liabilities that BAM or any of its subsidiaries may incur, and will not contain any financial or other similar restrictive covenants.

These covenants are subject to important exceptions and qualifications which are described under “Description of Debt Securities” in the accompanying base shelf prospectus and “Description of the Notes” in this prospectus supplement.

Conflicts of Interest

Brookfield Securities LLC, one of the underwriters of this offering, is an affiliate of BAM and, therefore, has a conflict of interest under FINRA Rule 5121 (as defined herein). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to FINRA Rule 5121, Brookfield Securities LLC will not confirm sales of the notes to any account over which it exercises discretionary authority without the prior written approval of the customer. See “Underwriting (Conflicts of Interest) — Conflicts of Interest”.

Listing	The notes will not be listed on any securities exchange.
Risk Factors	Investment in the notes involves certain risks. You should carefully consider the information in the “Risk Factors” section of this prospectus supplement and all other information included in this Prospectus and the documents incorporated by reference in this Prospectus before investing in the notes.
Governing Law	New York

RISK FACTORS

An investment in the notes is subject to a number of risks. Before deciding whether to invest in the notes, investors should consider carefully the risks set forth below, in the accompanying base shelf prospectus and in the information incorporated by reference in this Prospectus. Specific reference is made to the section entitled “Risk Factors” in the 2024 Annual Report on Form 10-K and the section entitled “Item 1A – Risk Factors” in the Q2 2025 Quarterly Report on Form 10-Q, each of which is incorporated by reference in this prospectus supplement.

The notes are unsecured and will rank equal in right of payment to BAM’s existing and future unsecured, unsubordinated senior indebtedness, and will be effectively subordinated to any of BAM’s future secured indebtedness.

The notes will rank equal in right of payment to the 2035 notes and any of BAM’s future unsecured, unsubordinated senior indebtedness. In addition, the notes will be effectively subordinated in right of payment to any of BAM’s future secured indebtedness, to the extent of the value of the assets securing such indebtedness. As of the date of this prospectus supplement, BAM has approximately US$750 million aggregate principal amount of senior notes outstanding, and such indebtedness will rank equally to the notes. The notes will not be secured by any assets of BAM. Accordingly, the notes will be effectively subordinated in right of payment to any of BAM’s future secured indebtedness, to the extent of the value of the assets securing such indebtedness. Therefore, holders of secured indebtedness of BAM would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of the notes and would have a claim that ranks equal with the claim of holders of notes to the extent that such security did not satisfy the secured indebtedness. See “Description of the Notes — General”.

The Indenture for the notes does not restrict BAM’s ability to incur additional indebtedness, including secured indebtedness (subject to the negative pledge set forth in “Description of the Notes — Covenants”) which would have a prior claim on the assets securing that indebtedness. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of BAM, its assets that serve as collateral for any secured indebtedness would be made available to satisfy its obligations to secured creditors before any payments are made on the notes. See “Description of the Notes — General”.

The notes will be effectively subordinated to all liabilities of BAM’s subsidiaries.

None of BAM’s subsidiaries, including the Asset Management Company, has guaranteed or otherwise become obligated with respect to the notes. Accordingly, BAM’s ability to satisfy its obligations under the notes and its ability to receive assets from any of its subsidiaries upon such subsidiary’s bankruptcy, liquidation or reorganization, and the right of holders of the notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors.

BAM’s reliance on its subsidiaries.

BAM currently conducts a significant amount of its operations through the Asset Management Company and its subsidiaries. Although the notes are senior obligations of BAM, they are effectively subordinated to all existing and future liabilities of BAM’s consolidated subsidiaries and operating companies. The Indenture does not restrict the ability of BAM’s subsidiaries to incur additional indebtedness. As BAM conducts a significant amount of its operations through subsidiaries, BAM’s ability to pay the indebtedness owing by it under or in respect of the notes is dependent on dividends and other distributions it receives from its subsidiaries and major investments, including the Asset Management Company. Certain of the instruments governing the indebtedness of BAM’s subsidiaries and major investments may restrict the ability of such entities to pay dividends or make other payments on investments under certain circumstances.

The notes may present foreign currency risks for certain investors.

The notes are denominated in United States dollars and may entail foreign exchange-related risks for certain investors. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in the notes. The notes may not be an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

The notes may be affected by changes in interest rates.

Prevailing interest rates may affect the market price or value of the notes. The market price or value of the notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The notes may be redeemed at any time at BAM’s option.

BAM may choose to redeem the notes from time to time, especially when prevailing interest rates are lower than the interest rate borne by the notes. If prevailing interest rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate that is greater than or equal to the interest rate on the notes being redeemed. BAM’s redemption right may also adversely impact a purchaser’s ability to sell notes as the optional redemption date or period approaches and/or may adversely impact the price at which notes can be sold.

Changes in our credit ratings may adversely affect the value of the notes.

Our long-term debt is subject to periodic review by independent credit rating agencies. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. Ratings of the notes are not recommendations to buy, sell or hold the notes. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, are likely to adversely affect the market value of the notes and could increase our corporate borrowing costs. In this circumstance, no person or entity is obliged to provide any additional support or credit enhancement with respect to the notes.

There is no existing trading market for the notes.

The notes will be a new issue of securities with no established trading market. The notes are not and will not be listed on any securities or stock exchange or quotation system and consequently, there is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this Prospectus. Future trading prices of the notes will depend on many factors, including but not limited to prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the market for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	time remaining to the maturity of the notes;

•	outstanding amount of the notes;

•	the terms related to the optional redemption of the notes; and

•	level, direction and volatility of market interest rates generally.

There can be no assurance that an active trading market will develop for the notes after the offering or, if developed, that such market will be sustained. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation.

The public offering price of the notes was determined by negotiation between BAM and the underwriters based on several factors and may bear no relationship to the prices at which the notes will trade in the public markets subsequent to the offering. See “Underwriting (Conflicts of Interest)”.

BAM may be unable to repurchase the notes upon a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event with respect to the notes, subject to certain conditions, BAM will be required to make an offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest. See “Description of the Notes — Change of Control” in this prospectus supplement. The source of funds for such a repurchase will be BAM’s available cash or cash generated from its subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Triggering Event to make required repurchases of notes tendered. In addition, the terms of certain of our other existing indebtedness, including the 2035 notes, provide that certain change of control events will require us to make an offer to repurchase such outstanding indebtedness. Our future debt instruments may contain similar provisions providing that certain change of control events will require us to make an offer to repurchase future outstanding indebtedness. It is possible that we will not have sufficient funds at the time of any Change of Control Triggering Event to complete the required repurchase of the notes and, if applicable, repayment of our other indebtedness.

USE OF PROCEEDS

The net proceeds from this offering, after deducting the underwriters’ fees and the estimated expenses of the offering of approximately US$750,000, will be approximately US$742,672,500. The net proceeds from the sale of the notes will be used for general corporate purposes.

EARNINGS COVERAGE RATIOS OF BAM

BAM’s borrowing cost requirements for the 12-month periods ended December 31, 2024 and June 30, 2025 amounted to US$111 million and US$128 million, respectively, after giving effect to (i) the issuance of the notes, without giving effect to the application of the net proceeds thereof, and (ii) the issuance by BAM of US$750 million principal amount of 5.795% notes due April 24, 2035 (the “2035 notes”), as if each such event had occurred on January 1, 2024 (collectively, the “Adjustments”). Net income attributable to shareholders before borrowing costs and income taxes for the 12-month periods ended December 31, 2024 and June 30, 2025 was US$2,808 million and US$3,090 million, respectively, which is approximately 25 times and 24 times BAM’s borrowing cost requirements for the respective periods, after giving effect to the Adjustments.

The earnings coverage ratios set forth above were calculated based on financial information of the Asset Management Company contained in the Form 8-K/A which is incorporated by reference in this Prospectus.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of BAM as at June 30, 2025 on an actual basis and as adjusted to give effect to the issuance of the notes hereunder, without giving effect to the anticipated application of the net proceeds thereof. See “Use of Proceeds”. For further disclosures in respect of consolidated capitalization, please see the Q2 2025 Quarterly Report on Form 10-Q, which is incorporated by reference in this Prospectus.

	As at June 30, 2025
	Actual	As adjusted(1)

	(US$ amounts in millions)
Liabilities
Corporate Borrowings	$743	$1,486
Financial Liabilities	402	402
Non-recourse borrowings in consolidated funds	507	507
Accounts payable and other, net	2,357	2,357
Deferred income tax liabilities	114	114
Due to affiliates	990	990
Total Liabilities	$5,113	$5,856

Preferred shares redeemable non-controlling interest	$1,859	$1,859

Equity
Common equity	$8,470	$8,470
Non-controlling interest	701	701
Total Equity	$9,171	$9,171

Total Capitalization (2)	$16,143	$16,886

(1)	After giving effect to the issuance of the notes hereunder, without giving effect to the anticipated application of the net proceeds thereof.
(2)	Consists of total liabilities, preferred shares redeemable non-controlling interest and total equity.

DESCRIPTION OF THE NOTES

The following description of the particular terms and provisions of the notes supplements and, to the extent inconsistent therewith, replaces, the description of the Debt Securities set forth in the accompanying base shelf prospectus under “Description of Debt Securities”, to which reference is hereby made.

Certain defined terms used in this section are defined under the heading “— Certain Definitions”. Other capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the accompanying base shelf prospectus or in the Indenture (as defined herein).

The notes will be issued as a separate series of debt securities under a second supplemental indenture to be dated as of the date of the issuance of the notes (the “Second Supplemental Indenture”) to a base indenture dated as of April 24, 2025 (the “Base Indenture” and, together with the Second Supplemental Indenture, the “Indenture”), among BAM, Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”) and Computershare Trust Company, N.A., as U.S. trustee (the “U.S. Trustee”, together with the Canadian Trustee, the “Trustees” and each trustee acting in such capacity for a specific series of notes is referred to as a “Trustee”). For a description of certain of the rights attaching to Debt Securities issued or to be issued under the Indenture (“Indenture Securities”), see “Description of Debt Securities” in the accompanying base shelf prospectus. The Indenture is subject to the provisions of the Trust Indenture Legislation. The following statements relating to the notes and the Indenture are summaries and should be read in conjunction with the statements under “Description of Debt Securities” in the accompanying base shelf prospectus. Such information does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the notes and the Indenture, including the definition of certain terms therein. It is the Indenture, and not these statements, that govern the rights of holders of the notes.

General

The notes will be senior unsecured obligations of BAM and will initially be limited to US$750,000,000 aggregate principal amount, all of which will be issued under the Second Supplemental Indenture. The notes will rank equally with the 2035 notes and any future unsecured, unsubordinated senior obligations of BAM. The notes will mature on September 15, 2055. The notes will bear interest at the rate of 6.077% per annum from September 9, 2025, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2026, to the Persons in whose name the notes are registered at the close of business on the preceding March 1 or September 1, as the case may be. The notes will bear interest on overdue principal and premium, if any, and, to the extent permitted by law, overdue interest at 6.077% per annum plus 1%.

Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. In any case where any interest payment date is not a Business Day, payment will be made on the next succeeding Business Day, whether or not such date is a Business Day in Toronto, Ontario, unless such date is not a Business Day in New York, New York. “Business Day” means each weekday which is not a day on which banking institutions in the Place of Payment (as defined herein) are authorized or obligated by law or executive order to close.

Computershare Trust Company, N.A. will initially act as Paying Agent for the notes. Principal of, and premium, if any, and interest on, the notes will be payable at the Place of Payment, provided that at the option of BAM, payment of interest on the notes may be made by check mailed to the address of the Person entitled thereto as it appears in the security register in respect of the notes or by wire transfer to an account maintained by the Person entitled thereto as specified in the security register in respect of the notes. The notes may be presented for registration of transfer and exchange at the corporate trust office of the Trustees and the Place of Payment.

BAM currently conducts a significant proportion of its operations through the Asset Management Company and its subsidiaries. Although the notes are senior obligations of BAM, they are effectively subordinated to all existing and future liabilities of BAM’s consolidated subsidiaries and operating companies. The Indenture does not restrict the ability of BAM’s subsidiaries to incur additional indebtedness. As BAM conducts a significant proportion of its operations through the Asset Management Company and its subsidiaries, its ability to service its indebtedness is dependent on dividends and other payments made on its investments. Certain of the instruments governing the indebtedness of the companies in which BAM has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances. Dividends paid in kind are excluded so long as they are retained in the same form as received and are legally and beneficially owned by BAM and/or one or more designated Affiliates (as defined below) of BAM.

The Base Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in one or more series up to the aggregate principal amount from time to time authorized by BAM for each series.

Reopening of the Notes

BAM may from time to time, without the consent of the holders of the notes, create and issue further notes having the same terms and conditions in all respects as the notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the notes being offered hereby; provided that if such additional notes are not fungible with the original notes offered hereby for U.S. federal income tax purposes, then such additional notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the notes offered hereby.

Redemption and Repurchase

Prior to March 15, 2055 (the date that is six months prior to the maturity date) (the “Par Call Date”), BAM may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) (the “Redemption Price”) equal to the greater of:

(1)	(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date fixed for redemption of the notes (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and

(2)	100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest to, but excluding, the redemption date.

On or after the Par Call Date, BAM may redeem the notes, in whole or in part, at any time and from time to time, at a Redemption Price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to the redemption date.

In connection with such optional redemption, the following defined terms apply:

“Treasury Rate” means, with respect to any redemption date, the yield determined by BAM in accordance with the following paragraphs (1) and (2).

(1)	The Treasury Rate shall be determined by BAM after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) – H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, BAM shall select, as applicable: (a) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (b) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (c) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

(2)	If on the third Business Day preceding the redemption date H.15 or any successor designation or publication is no longer published, BAM shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, BAM shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, BAM shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Notice of any redemption will be delivered at least 10 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed and may be contingent upon such conditions as may be specified in the applicable notice of redemption and in accordance with the provisions of the Indenture. Unless BAM defaults in payment of the Redemption Price, on and after the applicable redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. On or before any redemption date, BAM shall deposit with the Paying Agent (or the Trustees) money sufficient to pay the Redemption Price of the notes to be redeemed on such date. If less than all the notes are to be redeemed, the notes to be redeemed shall be selected, in the case of certificated notes, by the Trustees at BAM’s direction by such method as BAM and the Trustees shall designate, or in the case of global notes, by such policies and procedures of the applicable depository. BAM’s actions and determinations in determining the Redemption Price shall be conclusive and binding for all purposes, absent manifest error.

Change of Control

If a Change of Control Triggering Event occurs, unless BAM has exercised its right to redeem all of the notes as described above, BAM will be required to make an offer to repurchase all of each holder’s notes (or the portion thereof not subject to redemption, if BAM has exercised its right to redeem the notes in part) pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the notes. In the Change of Control Offer, BAM will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased (the “Change of Control Payment”), to the date of purchase.

Within 30 days following any Change of Control Triggering Event, or, at BAM’s option, prior to the completion of any Change of Control (but after the first public announcement of the Change of Control), BAM will be required to deliver a notice to holders of notes, with a copy to the Trustees, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered (the “Change of Control Payment Date”), pursuant to the procedures required by the notes and described in such notice. The notice shall, if given prior to the date of consummation of the Change of Control, state that the offer to repurchase is conditioned on the Change of Control Triggering Event occurring on or prior to the payment date specified in the notice. BAM must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control (as defined herein) provisions of the notes, BAM will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the notes by virtue of such conflicts.

On the Change of Control Payment Date, BAM will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the Paying Agent or the Trustees an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustees the notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by BAM.

The Paying Agent will deliver to each holder who properly tendered notes, the purchase price for such notes, and, upon written order of BAM, the Trustees will authenticate and deliver (or cause to be delivered) to each such holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of US$2,000 or an integral multiple of US$1,000 in excess thereof.

BAM will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if (1) another Person makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by BAM and such other Person purchases all notes properly tendered and not withdrawn under its offer, or (2) BAM has given written notice of a redemption of the notes as provided above under “— Redemption and Repurchase.”

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Below Investment Grade Rating Event” means that on any day within the 60-day period (which shall be extended during an Extension Period) after the earlier of (1) the occurrence of a Change of Control or (2) the first public notice of the occurrence of a Change of Control or the intention by BAM to effect a Change of Control, the notes are rated below an Investment Grade Rating by more than half, and, if there are fewer than three Rating Agencies, all of the Rating Agencies that then rate the notes. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction or reductions in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction(s) in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustees in writing at its request that the reduction(s) were the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings event) (the “Change of Control Event”). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the notes on publicly announced consideration for possible downgrade during the initial 60-day period as a result, in whole or in part, of the applicable Change of Control Event and (ii) the number of Rating Agencies that have downgraded the notes to below an Investment Grade Rating as a result, in whole or in part, of the applicable Change of Control Event during either the initial 60-day period or the Extension Period provided for in clause (i) would be sufficient to result in a Change of Control Triggering Event should one or more of the Rating Agencies that have placed the notes on publicly announced consideration for possible downgrade subsequently downgrade the notes to below an Investment Grade Rating. The Extension Period shall terminate on the earlier of (A) the date on which the Rating Agencies that placed the notes on publicly announced consideration for possible downgrade within the initial 60-day period referred to in subclause (i) of this definition make their determinations with respect to the impact of the Change of Control Event on the rating of the notes, and (B) the date on which two of the Rating Agencies (if there are three or four Rating Agencies) have, or one of the Rating Agencies (if there are fewer than three Rating Agencies) has confirmed that the notes will not be downgraded or are not subject to consideration for a possible downgrade to below an Investment Grade Rating as a result of the applicable Change of Control Event.

“Change of Control” means the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than any one or more of (1) BAM, BN, Brookfield Wealth Solutions Ltd. (“BWS”) or their respective Subsidiaries, (2) any employee benefit plans of BAM, BN, BWS or any of their respective Subsidiaries or (3) Management and/or any entity or group of entities controlled by Management (provided that upon the consummation of a transaction by Management and/or an entity or group of entities controlled by Management, the Class A Shares or other Voting Stock into which the Class A Shares are reclassified, consolidated, exchanged or changed continue to be listed and posted for trading on a national securities exchange in the United States, Canada or Europe), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of (i) more than 50% of the voting power of each class of BAM’s Voting Stock (or other Voting Stock into which BAM’s Voting Stock is reclassified, consolidated, exchanged or changed in connection with such transaction) measured by voting power rather than number of shares, or (ii) Voting Stock sufficient to enable it to elect a majority of the members of BAM’s board of directors. For the purposes of this provision, “person” and “group” have the meanings attributed thereto in Sections 13(d) and 14(d) of the Exchange Act.

For the purposes of the Indenture, a Person will be deemed to be controlled by Management if the individuals comprising Management are the beneficial owners, directly or indirectly, of, in aggregate, (i) more than 50% of the voting power of such Person’s voting stock measured by voting power rather than number of shares or (ii) such Person’s voting stock sufficient to enable them to elect a majority of the members of such Person’s board of directors (or similar body).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Investment Grade Rating” means a rating equal to or higher than BBB− (or the equivalent) by S&P, BBB− (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s and BBB (low) (or the equivalent) by DBRS.

“Management” means any one or more persons who are directors, officers or employees of BAM, BN, BWS, or their respective Subsidiaries immediately prior to the consummation of any transaction that would constitute a Change of Control, acting individually or together.

“Rating Agencies” means (1) each of Moody’s, S&P, Fitch and DBRS and (2) if any of the foregoing Rating Agencies ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of BAM’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by BAM (as certified by a resolution of the board of directors of BAM) as a replacement agency for such Rating Agency, or some or all of them, as the case may be.

The failure by BAM to comply with the obligations described under “— Change of Control” will constitute an Event of Default with respect to the notes.

The Change of Control Triggering Event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of BAM and, thus, the removal of incumbent management. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the notes. Restrictions on our ability to incur liens are contained in the covenants as described in this prospectus supplement under “— Covenants — Negative Pledge”.

Additional Amounts

All payments made by BAM under or with respect to the notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless BAM is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If BAM is so required to withhold or deduct any amount for or on account of Taxes from any payment made by it under or with respect to the notes and the notes are not redeemed in accordance with the provisions described under “— Redemption for Changes in Canadian Withholding Taxes”, BAM will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received (including Additional Amounts) by each Holder (including, as applicable, the beneficial owners in respect of any such Holder) after such withholding or deduction will not be less than the amount the Holder (including, as applicable, the beneficial owners in respect of any such Holder) would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to: (a) any payment to a Holder or beneficial owner who is liable for such Taxes in respect of such note (i) by reason of such Holder or beneficial owner, or any other person entitled to payments on the note, being a person with whom BAM does not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)), (ii) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein other than the mere ownership, or receiving payments under or enforcing any rights in respect of such note as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein, (iii) by reason of such Holder or beneficial owner being a “specified shareholder” of BAM or not dealing at arm’s length with a “specified shareholder” of BAM as defined in subsection 18(5) of the Tax Act, or (iv) by reason of such Holder or beneficial owner being an entity in respect of which BAM is a “specified entity” as defined in subsection 18.4(1) of the Tax Act; (b) any Tax that is levied or collected other than by withholding from payments on or in respect of the notes; (c) any note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders or beneficial owners of the notes on or prior to such date, the date on which the full amount of such monies has been paid to the Holders or beneficial owners of the notes, except to the extent that the Holder or beneficial owner of the notes would have been entitled to such Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (d) any estate, inheritance, gift, sales, transfer, excise or personal property Tax or any similar Tax; (e) any Tax imposed as a result of the failure of a Holder or beneficial owner to comply with certification, identification, declaration, filing or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein of such Holder or beneficial owner, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; (f) any (i) tax, assessment, withholding or deduction required pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, or (ii) Tax or penalty arising from the Holder’s or beneficial owner’s failure to properly comply with the Holder’s or beneficial owner’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, including, for greater certainty, Part XVIII and Part XIX of the Tax Act; or (g) any combination of the foregoing clauses (a) to (f).

BAM will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. BAM will furnish to the Holders of the notes, within 30 days after the date the payment of any Taxes by it is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by it. BAM will indemnify and hold harmless each Holder (including, as applicable, the beneficial owners in respect of any such Holder) and, upon written request, will reimburse each such Holder (including, as applicable, the beneficial owners in respect of any such Holder) for the amount of (i) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) levied or imposed and paid by such Holder (including, as applicable, the beneficial owners in respect of any such Holder) as a result of payments made under or with respect to the notes which have not been withheld or deducted and remitted by BAM in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s (including, as applicable, the beneficial owners in respect of any such Holder’s) net income.

Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, Change of Control Payment, interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Co-Obligors and/or Guarantors

Without the consent of any Holders, BAM, when authorized by a resolution of the board of directors of BAM and by the Trustees, may enter into an indenture supplemental to the Indenture, in form satisfactory to the Trustees, for the purpose of adding as a co-obligor (whether as an additional issuer or guarantor) of the notes, an Affiliate of BAM (each, a “Co-Obligor”); provided that any such Co-Obligor shall be organized or formed under the laws of (1) any state of the United States, (2) Canada or any province or territory thereof, (3) the United Kingdom, (4) Australia or (5) any country that is a member of the European Union and provided further, that BAM may only add a Co-Obligor if BAM determines that adding such Co-Obligor would not result in a deemed sale or exchange of the notes by any holder for U.S. federal income tax purposes under applicable Treasury Regulations or a disposition of the notes by any holder or beneficial owner of notes for Canadian federal income tax purposes. Any such supplemental indenture entered into for the purpose of adding a Co-Obligor formed under any jurisdiction other than a state of the United States (each, a “Non-U.S. Co-Obligor”) shall include a provision for (i) the payment of additional amounts (“Other Additional Amounts”) in the form substantially similar to that described in “—Additional Amounts”, with such modifications as BAM and such Non-U.S. Co-Obligor reasonably determine are customary and appropriate for U.S. and Canadian bondholders to address then-applicable (or potentially applicable future) taxes, duties, levies, imposts, assessments or other governmental charges imposed or levied by or on behalf of the applicable governmental authority in respect of payments made by such Non-U.S. Co-Obligor under or with respect to the notes, including any exceptions thereto as BAM and such Non-U.S. Co-Obligor shall reasonably determine would be customary and appropriate for U.S. and Canadian bondholders and (ii) the right of any issuer to redeem the notes at 100% of the aggregate principal amount thereof plus accrued interest thereon in the event that Other Additional Amounts become payable by a Non-U.S. Co-Obligor in respect of the notes as a result of any change in law or official position regarding the application or interpretation of any law that is announced or becomes effective after the date of such supplemental indenture.

Any such Co-Obligor shall be jointly and severally liable with BAM to pay the principal, premium, if any, and interest on the notes.

Redemption for Changes in Canadian Withholding Taxes

The notes will be subject to redemption as a whole, but not in part, at the option of BAM at any time at 100% of the principal amount, together with accrued and unpaid interest thereon to the redemption date, in the event BAM shall have received an opinion from independent tax counsel experienced in such matters to the effect that BAM has become, or would become, obligated to pay, on the next date on which any amount would be payable with respect to the notes, any Additional Amounts and Other Additional Amounts as a result of a change (or proposed change) in the laws of Canada or any political subdivision or taxing authority thereof or therein (including any regulations promulgated thereunder), or any change in any official position regarding the application or interpretation of such laws or regulations, which change (or proposed change) is announced or becomes effective on or after the date of the Second Supplemental Indenture.

Events of Default

Each of the following will constitute an Event of Default under the Indenture with respect to the notes: (a) failure to pay any interest on the notes (including any Additional Amounts) when due, which failure continues for 30 days; (b) failure to pay principal (including any Additional Amounts) of, or any premium on, the notes when due; (c) failure to deposit any sinking fund payment, when due, in respect of the notes; (d) failure to perform any other covenant or warranty of BAM in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of notes other than the notes offered hereby), which failure continues for 60 days after written notice has been given by the Trustees or the holders of at least 25% in aggregate principal amount of outstanding notes, as provided in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization affecting BAM; and (f) the failure by BAM to comply with the obligations described herein under “— Change of Control”.

Covenants

The following covenants shall apply to the notes:

Negative Pledge

BAM will not create any Lien on any of its property or assets to secure any indebtedness for borrowed money without in any such case effectively providing that the notes shall be secured equally and ratably with (or prior to) such secured indebtedness, so long as such secured indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not apply to:

(a)	Liens on any property or assets existing at the time of acquisition thereof (including acquisition through merger or consolidation) to secure, or securing, the payment of all or any part of the purchase price, cost of improvement or construction cost thereof or securing any indebtedness incurred prior to, at the time of or within 180 days after, the acquisition of such property or assets or the completion of any such improvement or construction, whichever is later, for the purpose of financing all or any part of the purchase price, cost of improvement or construction cost thereof or to secure, or securing, the repayment of money borrowed to pay, in whole or in part, such purchase price, cost of improvement or construction cost or any vendor’s privilege or lien on such property securing all or any part of such purchase price, cost of improvement or construction cost, including title retention agreements and leases in the nature of title retention agreements (provided such Liens are limited to such property or assets and to improvements on such property);

(b)	Liens arising by operation of law;

(c)	any other Lien arising in connection with indebtedness for borrowed money if, after giving effect to such Lien and any other Lien created pursuant to this paragraph (c), at the time such Lien is granted the aggregate principal amount of the indebtedness for borrowed money that is secured pursuant to this paragraph (c) would not exceed 5% of Consolidated Net Worth; and

(d)	any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) to (c) above or any indebtedness secured thereby; provided that such extension, renewal, substitution or replacement Lien shall be limited to all or any part of substantially the same property or assets that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property) and the principal amount of indebtedness secured by such Lien at such time is not increased.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all defined terms.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control”, when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Consolidated Net Worth” means, as at any date, the consolidated equity of BAM and its subsidiaries (including, without limitation, all common and preferred equity, all perpetual subordinated debt and all equity securities that are classified as liabilities for purposes of generally accepted accounting principles but are convertible, either at the option of the issuer or the holder of such securities, into equity and are not redeemable at the sole option of the holder for consideration other than equity) determined on a consolidated basis in accordance with generally accepted accounting principles as at the date of the most recently available consolidated balance sheet or statement of financial position of BAM, plus, without duplication, all Qualifying Subordinated Debt as at such date.

“Holder” means a Person in whose name a note is registered in the security register in respect of the notes.

“Lien” means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, encumbrance on, or other security interest in, such property or asset.

“Maturity” means the date on which the principal of the notes or an instalment of principal becomes due and payable as therein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Qualifying Subordinated Debt” means all indebtedness of BAM and its subsidiaries which by its terms provides that the payment of principal of (and premium, if any) and interest on and all other payment obligations of BAM in respect of such indebtedness shall be subordinate to the notes to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such indebtedness may be made by BAM for so long as there exists any default in the payment of principal (or premium, if any) or interest on the notes.

“Stated Maturity”, when used with respect to any Indenture Securities or any installment of principal thereof or interest thereon, means the date specified in such Indenture Securities as the fixed date on which the principal of such Indenture Securities or such installment of principal or interest is due and payable.

“Trust Indenture Legislation” means (i) the provisions of the Business Corporations Act (Ontario) and regulations thereunder as amended or re-enacted from time to time, (ii) the provisions of the Business Corporations Act (British Columbia) and regulations thereunder as amended or re-enacted from time to time, (iii) the provisions of any other statute of Canada or any province thereof and any regulations thereunder and (iv) the United States Trust Indenture Act of 1939 and regulations thereunder, in each case relating to trust indentures and to the rights, duties, and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to the indenture.

The Trustee and the Paying Agent

The address of the Canadian Trustee is 320 Bay St., 14th Floor, Toronto, Ontario M5H 4A6 and the address of the U.S. Trustee is 1505 Energy Park Drive, St Paul, MN 55108. The “Place of Payment” for the notes will be at the address of the Paying Agent, currently located at 1505 Energy Park Drive, St Paul, MN 55108.

Book-Entry System

Each of the notes will be represented by one or more global notes (collectively, the “Global Notes”) registered in the name of The Depository Trust Company, or its nominee, as Depositary (the “Depositary”). The provisions set forth under “Description of Debt Securities — Registered Global Securities” in the accompanying base shelf prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its Participants (as defined herein). Except as described under “Description of Debt Securities — Registered Global Securities” in the accompanying base shelf prospectus, owners of beneficial interests in the Global Notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the Indenture.

The following is based on information furnished by the Depositary: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its Participants deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for the Depositary, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Depositary’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”, and together with Direct Participants, “Participants”). The rules applicable to the Depositary and its Participants are on file with the SEC.

Principal and interest payments on the notes registered in the name of the Depositary’s nominee will be made in immediately available funds to the Depositary’s nominee as the registered owner of the Global Notes. Under the terms of the Indenture, BAM and the Trustees will treat the persons in whose names the notes are registered as the owners of such notes for the purpose of receiving payment of principal and interest on such notes and for all other purposes whatsoever. Therefore, neither BAM, the Trustees nor any Paying Agent for the notes has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the Global Notes. The Depositary has advised BAM, and the Trustees that its current practice is, upon receipt of any payment of principal or interest, to credit the accounts of Participants on the payment date with such payment in amounts proportionate to their respective beneficial interests in the principal amount of the Registered Global Securities as shown in the records of the Depositary, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct Participants and Indirect Participants to owners of beneficial interests in the Registered Global Securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the Direct Participants or Indirect Participants, and not of the Depositary, the Trustees or BAM, subject to any statutory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of BAM or the Trustees, disbursement of such payments to Participants shall be the responsibility of the Depositary, and the disbursement of such payments to the owners of beneficial interests in the Registered Global Securities shall be the responsibility of Participants.

BAM understands that, under existing industry practice, if BAM were to request any action by the Holders or if an owner of a beneficial interest in the Registered Global Securities were to desire to take any action that the Depositary, as the registered owner of the Registered Global Securities, is entitled to take, the Depositary would authorize Participants to take such action, and that Participants would, in turn, authorize beneficial owners owning through them to take such action or would otherwise act upon the instructions of such beneficial owners.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations relating to the purchase, ownership, and disposition of a note by a U.S. Holder (as defined herein) that purchases such note pursuant to this offering at the price set forth on the cover of this prospectus supplement. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, published rulings, judicial decisions, existing Treasury Regulations promulgated under the Code (the “Treasury Regulations”), and interpretations of the foregoing, as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary is intended for general information purposes only and does not discuss all of the tax consequences that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special tax rules, such as banks or other financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts or other common trust funds, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and any investors thereof), certain former citizens or long-term residents of the United States, dealers or traders in securities or foreign currency, U.S. Holders subject to any alternative minimum tax, U.S. Holders whose functional currency is not United States dollars, persons subject to special tax accounting rules under Section 451(b) of the Code, or persons that hold notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction. In addition, this summary does not address any aspects of other U.S. federal tax laws, such as estate and gift tax laws or the Medicare contribution tax on net investment income, or any applicable state, local, or non-U.S. tax laws.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of a note that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust if (A) a U.S. court is able to exercise primary supervision of the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has made a valid election to be treated as a U.S. person under applicable Treasury Regulations.

If a partnership, or other entity or arrangement classified as a partnership for U.S. federal income tax purposes, owns a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns a note are urged to consult their tax advisers as to the particular U.S. federal income tax consequences applicable to them.

This summary does not constitute, and should not be considered as, legal or tax advice to holders of notes. Prospective investors are urged to consult their tax advisers with regard to the application of the tax considerations discussed below to their particular situations, as well as the application of any state, local, non-U.S., or other tax laws, including gift and estate tax laws.

Contingent Payments

In certain circumstances (for example, as described above under “Description of the Notes — Change of Control”), BAM may be obligated to pay amounts on the notes in excess of stated interest or principal. It is possible that BAM’s obligation to pay such amounts could implicate the Treasury Regulations relating to “contingent payment debt instruments.” If the notes were characterized as contingent payment debt instruments, U.S. Holders might, among other things, be required to accrue interest income at a rate higher than the stated interest on the notes and to treat any gain recognized on the sale, exchange, retirement, redemption, or other taxable disposition of a note as ordinary income rather than as capital gain.

BAM intends to take the position that the likelihood of such payments on the notes in excess of stated interest or principal is remote or incidental, and thus that the notes should not be treated as contingent payment debt instruments. BAM’s determination that such a contingency is remote or incidental is binding on a U.S. Holder, unless the U.S. Holder discloses a contrary position in the manner required by applicable Treasury Regulations. BAM’s determination, however, is not binding on the U.S. Internal Revenue Service (“IRS”), and the IRS could challenge this determination.

The remainder of this summary assumes that BAM’s determination that such a contingency is remote or incidental is correct. U.S. Holders are urged to consult their tax advisers regarding the possible application of the special rules related to contingent payment debt instruments.

Payments of Interest

Interest on a note (including any taxes withheld on payments of interest and any Additional Amounts or Other Additional Amounts, as applicable) generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

Interest paid by BAM on the notes (and any Additional Amounts or Other Additional Amounts) generally will constitute income from sources outside the United States for the purpose of calculating the foreign tax credit allowable to a U.S. Holder. For U.S. foreign tax credit purposes, such interest and any Additional Amounts or Other Additional Amounts generally will constitute “passive category income.” The rules relating to foreign tax credits are complex, and U.S. Holders are urged to consult their tax advisers regarding the availability of a foreign tax credit under their particular circumstances.

Original Issue Discount

It is expected, and this summary assumes, that the notes will not be treated as issued with original issue discount (“OID”) for U.S. federal income tax purposes. If, however, the stated redemption price of a note were to exceed its issue price by more than a de minimis amount, then a U.S. Holder would be required to treat such excess amount as OID, which would be treated for U.S. federal income tax purposes as accruing over the term of the note as interest income. Thus, a U.S. Holder would be required to include OID in income in advance of the receipt of the cash to which such OID is attributable. The U.S. Holder’s adjusted tax basis in a note would be increased by the amount of any OID included in the U.S. Holder’s gross income.

Sale, Exchange, Redemption, or Other Taxable Disposition of Notes

Upon the sale, exchange, redemption, or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss, if any, for U.S. federal income tax purposes, equal to the difference between (i) the amount realized on such sale or other taxable disposition (other than amounts received that are attributable to accrued but unpaid interest, which will be taxed as interest to the extent not previously included in income, as described above) and (ii) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the amount paid for the note, reduced by the amount of any payments on the note other than interest.

Gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of the notes generally will constitute capital gain or loss and will be long-term capital gain or loss if the notes were held by the U.S. Holder for more than one year. For non-corporate U.S. Holders, the net amount of long-term capital gain generally will be subject to taxation at reduced rates. A U.S. Holder’s ability to offset capital losses against ordinary income is limited. Gains recognized by a U.S. Holder on a sale or other taxable disposition of the notes generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

Information Reporting and Backup Withholding

In general, information reporting will apply to payments of interest on a note and payments of the proceeds from a sale or other taxable disposition of a note made to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a U.S. Holder may be subject to backup withholding tax on such payments if the U.S. Holder does not provide a taxpayer identification number, fails to certify that the holder is not subject to backup withholding tax, or otherwise fails to comply with applicable backup withholding tax rules. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value exceeding certain United States dollar thresholds may be required to include certain information with respect to such assets with their U.S. federal income tax returns. U.S. Holders are urged to consult their tax advisers regarding the foregoing requirements with respect to the notes.

The foregoing summary of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, U.S. Holders are urged to consult their tax advisers as to the particular tax consequences to them of purchasing, owning, and disposing of notes, including the applicability and effect of any federal, state, local, or non-U.S. tax laws and of any proposed changes in applicable law.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, counsel to BAM, and Goodmans LLP, Canadian counsel to the underwriters (together, “Counsel”), the following is, at the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a beneficial owner of notes (including entitlement to all payments thereunder) acquired hereunder who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length and is not affiliated with any of the underwriters or BAM and holds the notes as capital property (a “Note Holder”). Generally, the notes will be considered to be capital property to a Note Holder provided that the Note Holder does not hold the notes in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Note Holder (i) that is a “financial institution” (as defined in the Tax Act for purposes of the “mark to market” property rules), (ii) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (iii) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a functional currency in accordance with the provisions of the Tax Act or (iv) that enters into or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of the notes. Such Note Holders should consult their own tax advisors having regard to their particular circumstances. This summary does not address the split income rules in section 120.4 of the Tax Act. Note Holders should consult their own tax advisors in this regard. In addition, this summary does not address the deductibility of interest by a Note Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the notes. Note Holders should consult their own tax advisors in that regard.

This summary is based upon the facts set out in this prospectus supplement, the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current administrative policies and assessing practices published in writing by the Canada Revenue Agency (the “CRA”) prior to the date hereof. There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessment practices of the CRA, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary assumes that no Affiliate of BAM will be added as a Co-Obligor under the notes. Note Holders should consult with their own tax advisors with respect to the tax consequences to them of the addition of a Co-Obligor under the notes.

This summary does not address the possible application of the rules in the Tax Act related to hybrid mismatch arrangements (the “Hybrid Mismatch Rules”) to a Note Holder (i) that disposes of a note to a person or entity with which it does not deal at arm’s length or to an entity that is a “specified entity” (as defined in the Hybrid Mismatch Rules) with respect to the Note Holder or in respect of which the Note Holder is a “specified entity”, (ii) that disposes of a note under, or in connection with, a “structured arrangement” (as defined in the Hybrid Mismatch Rules), or (iii) in respect of which BAM is a “specified entity”. Such Note Holders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Note Holder and no representations with respect to the income tax consequences to any particular Note Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of the notes, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

For purposes of the Tax Act, all amounts, including interest, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in U.S. dollars generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard.

Residents of Canada

The following portion of the summary is generally applicable to a Note Holder who, at all relevant times, for the purposes of the Tax Act, and is or is deemed to be resident in Canada (a “Resident Note Holder”). Certain Resident Note Holders whose notes might not otherwise qualify as capital property may be entitled to have the notes, and all other “Canadian securities” (as defined in the Tax Act) owned by the Resident Note Holder in the year and in each subsequent taxation year, deemed to be capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act. Such Resident Note Holders should consult their own tax advisors as to whether this election is available and advisable, having regard to their own particular circumstances.

Interest

A Resident Note Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest (or amount that is considered for the purposes of the Tax Act to be interest) on a note that accrues (or is deemed to accrue) to the Resident Note Holder to the end of that taxation year or that becomes receivable by or is received by the Resident Note Holder before the end of that taxation year, except to the extent that such interest was otherwise included in computing the Resident Note Holder’s income for a preceding taxation year.

Any other Resident Note Holder, including an individual and a trust (other than a unit trust) of which neither a corporation nor a partnership is a beneficiary, will be required to include in computing its income for a taxation year any interest on a note received or receivable by such Resident Note Holder in that taxation year (depending upon the method regularly followed by the Resident Note Holder in computing its income) as interest (or amount that is considered for the purposes of the Tax Act to be interest) on a note, except to the extent that the interest was included in the Resident Note Holder’s income for a preceding taxation year.

The notes may be issued at a discount from their face value. In such circumstances, a Resident Note Holder may be required to include an amount equal to such discount in computing income, either in accordance with the deemed interest accrual rules contained in the Tax Act and Regulations or in the taxation year in which an amount in respect of the discount is received or receivable by the Resident Note Holder. Resident Note Holders should consult their own tax advisors in these circumstances, as the treatment of the discount may vary with the facts and circumstances giving rise to the discount.

Any premium paid by BAM to a Resident Note Holder because of the redemption or purchase for cancellation by it of a note before maturity generally will be deemed to be interest received at that time by the Resident Note Holder to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of the redemption or purchase for cancellation of, the interest that would have been paid or payable by BAM on the note for a taxation year ending after the redemption or purchase for cancellation.

Disposition

On a disposition or deemed disposition of a note, whether on redemption, purchase for cancellation or otherwise, a Resident Note Holder generally will be required to include in its income the amount of interest accrued (or deemed to accrue) to the Resident Note Holder on the note from the date of the last interest payment to the date of disposition, except to the extent that such amount has otherwise been included in the Resident Note Holder’s income for the taxation year or a previous taxation year. A Resident Note Holder may also be required to include in computing income the amount of any discount received or receivable by such Resident Note Holder. In general, a disposition or deemed disposition of a note will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, excluding any accrued interest and any other amount included in computing income, exceed (or are exceeded by) the adjusted cost base of the note to the Resident Note Holder immediately before the disposition and any reasonable costs of disposition.

A Note Holder’s adjusted cost base of a note acquired pursuant to this Prospectus will generally include any amount paid to acquire the note plus the amount of any discount included in income by such Note Holder. A Resident Note Holder that receives repayment in full of the outstanding principal amount of a note upon maturity will generally be considered to have disposed of the note for proceeds of disposition equal to such outstanding principal amount.

One half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Note Holder in a taxation year generally must be included in the Resident Note Holder’s income for that year, and one half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Note Holder in a taxation year must generally be deducted from taxable capital gains realized by the Resident Note Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

Resident Note Holders that are individuals (other than certain trusts) may be subject to the alternative minimum tax provisions of the Tax Act in respect of realized capital gains. Such Resident Note Holders should consult their own tax advisors.

Additional Refundable Tax

A Resident Note Holder that is or is deemed to be a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout a taxation year or, at any time in a taxation year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” for such year (as defined in the Tax Act), including amounts in respect of interest and net taxable capital gains. Resident Note Holders are advised to consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Note Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada, does not use or hold and is not deemed to use or hold the notes in or in the course of carrying on business in Canada, deals at arm’s length with any person resident in Canada to whom the Note Holder disposes of a note and is not a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of BAM or a person who does not deal at arm’s length with such a specified shareholder (a “Non-Resident Note Holder”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere. This portion of the summary assumes that no interest paid on a Non-Resident Note Holder’s notes will be in respect of a debt or other obligation to pay an amount to a person with whom BAM does not deal at arm’s length within the meaning of the Tax Act.

Amounts which are, or are deemed to be, interest for purposes of the Tax Act paid or credited by BAM on the notes to a Non-Resident Note Holder will not be subject to non-resident withholding tax and no non-resident withholding tax will apply to the proceeds received by a Non-Resident Note Holder on a disposition of a note, including a redemption, payment on maturity or repurchase.

Generally, no other tax on income or gains under the Tax Act will be payable by a Non-Resident Note Holder on interest, principal, premium, bonus or penalty on a note or on the proceeds received by a Non-Resident Note Holder on the disposition of a note, including a redemption, payment on maturity or repurchase.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated September 4, 2025, BAM has agreed to sell to the underwriters named below, for whom Wells Fargo Securities, LLC and Morgan Stanley & Co. LLC are acting as representatives (the “Representatives”), the following respective principal amounts of notes:

Underwriter	Principal Amount of Notes (US$)
Wells Fargo Securities, LLC	$187,500,000
Morgan Stanley & Co. LLC	187,500,000
CIBC World Markets Corp.	93,750,000
SMBC Nikko Securities America, Inc.	93,750,000
BMO Capital Markets Corp.	23,438,000
BNP Paribas Securities Corp.	23,438,000
Brookfield Securities LLC	23,438,000
Citigroup Global Markets Inc.	23,438,000
Mizuho Securities USA LLC	23,437,000
RBC Capital Markets, LLC	23,437,000
Scotia Capital (USA) Inc.	23,437,000
TD Securities (USA) LLC	23,437,000
Total	$750,000,000

The offering price of US$749,985,000 (less the underwriters’ fees of US$6,562,500) will be payable in cash to BAM against delivery on or about September 9, 2025.

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the notes may be terminated.

The obligations of the underwriters under the underwriting agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (i) the suspension of the trading in the Class A Shares by the SEC, any Canadian securities regulatory authority, the NYSE or the TSX or the suspension or limitation of trading in securities generally on the NYSE or on the TSX or the establishment of minimum prices on either of such exchanges; (ii) the declaration of a banking moratorium either by U.S. federal, New York State or Canadian authorities; and (iii) the occurrence of any outbreak or the escalation of hostilities, the declaration by the U.S. or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the notes as contemplated by this Prospectus. The public offering price of the notes was determined by negotiation between BAM and the underwriters.

The offering of the notes is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system adopted by the United States. The notes will be offered in the United States and Canada through the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. No sales will be effected in any province of Canada by any underwriter not duly registered as a securities dealer under the laws of such province, other than sales effected pursuant to the exemptions from the registration requirements under the laws of such province. This offering will be made in Canada by Wells Fargo Securities Canada, Ltd., a broker-dealer affiliate of Wells Fargo Securities, LLC, whom we refer to in this prospectus supplement as an underwriter. Wells Fargo Securities, LLC, Morgan Stanley & Co. LLC, CIBC World Markets Corp., SMBC Nikko Securities America, Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., Brookfield Securities LLC, Citigroup Global Markets Inc., Mizuho Securities USA LLC, RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC will not offer the notes offered hereby in Canada.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 0.525% of the principal amount per note. The underwriters and selling group members may allow a discount of 0.350% of the principal amount per note on sales to other brokers/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to brokers/dealers.

After a reasonable effort has been made to sell all of the notes at the public offering price on the cover page of this prospectus supplement, the underwriters may subsequently reduce and thereafter change, from time to time, the price at which the notes are offered, provided that the notes are not at any time offered at a price greater than the public offering price on the cover page of this prospectus supplement. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the notes is less than the gross proceeds paid by the underwriters to BAM.

The following table shows the underwriting fees and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by BAM
Per note	0.875%

BAM estimates that its “out of pocket” expenses for this offering, including filing fees, printing fees and legal and accounting expenses, but not the underwriting fees and commissions, will be approximately US$750,000.

The notes are a new issue of securities with no established trading market and will not be listed on any securities or stock exchange. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be. See “Risk Factors.”

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may sell a greater principal amount of notes than they are required to purchase in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. Neither BAM nor any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. The underwriters are not required to engage in any of these transactions and may end any of them at any time.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount or commission received by it because the underwriters have repurchased notes sold by or for the account of such other underwriter in stabilizing or short-covering transactions.

In the underwriting agreement, BAM has agreed that it will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by BAM or any affiliate of BAM or any person in privity with BAM or any affiliate of BAM), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any senior debt securities issued or guaranteed by BAM (other than the notes) or publicly announce an intention to effect any such transaction, until the closing of the offering of the notes. For the avoidance of doubt, this provision shall not prohibit the incurrence of indebtedness by BAM under BAM’s revolving credit facilities in effect on the date of the underwriting agreement. BAM has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that each underwriter may be required to make in respect thereof.

The notes offered by this Prospectus may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any notes offered by this Prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect the future trading price of the notes offered hereby. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the third business day following the date of pricing of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery date may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the delivery date should consult their own advisor.

Conflicts of Interest

Brookfield Securities LLC, one of the underwriters of this offering, is an affiliate of BAM and, therefore, has a conflict of interest under Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA Rule 5121”). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to FINRA Rule 5121, Brookfield Securities LLC will not confirm sales of the notes to any account over which it exercises discretionary authority without the prior written approval of the customer. A qualified independent underwriter is not required to participate in this offering because the notes offered will be investment grade rated.

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This Prospectus has been prepared on the basis that any offer of notes in the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This Prospectus is not a prospectus for the purposes of the Prospectus Regulation.

In connection with the offering, Wells Fargo Securities, LLC, Morgan Stanley & Co. LLC, CIBC World Markets Corp., SMBC Nikko Securities America, Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., Brookfield Securities LLC, Citigroup Global Markets Inc., Mizuho Securities USA LLC, RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC are not acting for anyone other than BAM and will not be responsible to anyone other than BAM for providing the protections afforded to their clients nor for providing advice in relation to the offering.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of  (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This Prospectus has been prepared on the basis that any offer of notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of notes. This Prospectus is not a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.

In the UK, this document is for distribution only to, and is only directed at, qualified investors (as defined in the UK Prospectus Regulation) who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any notes may otherwise lawfully be communicated or caused to be communicated (all such persons being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to the FinSA, and neither this Prospectus nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Hong Kong

No underwriter nor any of their affiliates (i) have offered or sold, or will offer or sell, in Hong Kong, by means of any document, the notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) have issued or had in its possession for the purposes of issue, or will issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan, Act No. 25 of 1948, as amended (the “FIEA”) and the underwriters will not offer or sell any of the notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, FIEA and any other applicable laws, regulations and ministerial guidelines promulgated by the relevant Japanese governmental or regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law. Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, BAM has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

PRIOR SALES

No debt securities have been issued by BAM during the 12 months preceding the date of this prospectus supplement except for the issuance of the 2035 notes at a price of 100% of their principal amount.

LEGAL MATTERS

The validity of the notes being offered hereby will be passed upon for BAM by Torys LLP of Toronto, Ontario, and New York, New York, with respect to certain matters of Canadian law and of United States law, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP of Toronto, Ontario, with respect to certain matters of United States law and Goodmans LLP of Toronto, Ontario, with respect to certain matters of Canadian law. As of the date of this Prospectus, the partners and associates of each of Torys LLP and Goodmans LLP owned beneficially as a group, directly or indirectly, less than 1% of our outstanding shares.

Base Shelf Prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except where an exemption from such delivery requirements is available.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, and the prospectus contained herein is not complete and may be changed. These securities may not be offered or sold prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell in any U.S. state where the offer or sale is not permitted.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of BAM at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States, Telephone: (212) 417 7000, and are also available electronically at www.sedarplus.ca.

New Issue and/or Secondary Offering	August 5, 2025

SHORT FORM BASE SHELF PROSPECTUS

US$2,500,000,000

BROOKFIELD ASSET MANAGEMENT LTD.

Debt Securities

Class A Preference Shares

Class A Limited Voting Shares

Subscription Receipts

Warrants

BAM FINANCE (CANADA) INC. Debt Securities	BAM FINANCE LLC Debt Securities

During the 25-month period that this short form base shelf prospectus, including any amendments hereto (this “Prospectus”), remains effective, (i) each of Brookfield Asset Management Ltd. (“BAM”), BAM Finance (Canada) Inc. (the “Canadian Finco”) and BAM Finance LLC (the “U.S. Finco” and, together with the Canadian Finco, the “Finance Debt Issuers” and together with BAM, the “Issuers” and each an “Issuer”) may from time to time offer and issue senior or subordinated, as applicable, unsecured debt securities (the “BAM Debt Securities”, “Canadian Finco Debt Securities” and “U.S. Finco Debt Securities” respectively, and collectively the “Debt Securities”), (ii) BAM may from time to time offer and issue Subscription Receipts (“Subscription Receipts”), (iii) BAM may from time to time offer and issue warrants (“Warrants”) and (iv) BAM may from time to time offer and issue Class A Preference Shares (the “Preference Shares”) and Class A Limited Voting Shares (the “Class A Shares” and together with the Preference Shares, Warrants, Debt Securities and Subscription Receipts, the “Securities”). Each of the Canadian Finco Debt Securities and the U.S. Finco Debt Securities will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by BAM. One or more securityholders of BAM (collectively, the “Selling Shareholders”) may also from time to time offer and sell Class A Shares pursuant to this Prospectus. See “Selling Shareholders”. We are filing this prospectus in connection with the concurrent filing of a U.S. registration statement on Form F-10 and Form F-3, of which this Prospectus forms a part (the “Registration Statement”), pursuant to the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Available Information”.

BAM, the Canadian Finco and the U.S. Finco are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in Canada or are residents in, or citizens of, the United States may not be described fully herein or in a Prospectus Supplement (as defined below). Prospective investors should consult their own tax advisors with respect to their particular circumstances.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that BAM and the Canadian Finco are incorporated under the laws of a jurisdiction located outside of the United States and that some or all of the officers and directors of the Issuers may be residents of jurisdictions located outside of the United States, that some or all of the underwriters or experts named or to be named in the Registration Statement may be residents of a jurisdiction located outside of the United States and that such persons and all or a substantial portion of the assets of the Issuers and such persons may be located outside the United States.

See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” beginning on pages iv and 1 for a discussion of certain risks that you should consider in connection with an investment in these Securities.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”), ANY U.S. STATE SECURITIES COMMISSION, OR ANY CANADIAN REGULATORY AUTHORITY, NOR HAS THE COMMISSION, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Collectively, the Selling Shareholders may offer and sell Class A Shares and the Issuers may offer and issue Securities either separately or together, in one or more offerings in an aggregate principal amount of up to US$2,500,000,000 (or the equivalent in other currencies or currency units). Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in one or more prospectus supplements (each a “Prospectus Supplement”) to be delivered to purchasers together with this Prospectus, and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Issuer or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis), any exchange or conversion terms and any other specific terms, (ii) in the case of the Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of BAM or the holder, any exchange or conversion terms and any other specific terms, (iii) in the case of Class A Shares, the number of shares offered, the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price in the event the offering is a non-fixed price distribution, including, in the case of BAM but not the Selling Shareholders, sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (as so defined, an “ATM Distribution”) and any other specific terms, including in the case of offers and sales by the Selling Shareholders, the names of such Selling Shareholders and the number of and prices at which such Class A Shares are proposed to be sold by them, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price in the event the offering is a non-fixed price distribution, the terms, conditions and procedures for the exchange of Subscription Receipts into or for Class A Shares and/or Preference Shares, any listing on a securities exchange and any other specific terms and (v) in the case of Warrants, the number of Warrants being offered, the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price in the event the offering is a non-fixed price distribution, the terms, conditions and procedures for the exercise of such Warrants into or for Class A Shares and/or Preference Shares and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. The Issuers have filed an undertaking with the securities regulatory authorities in each of the provinces of Canada that they will not distribute, under this Prospectus, Securities that, at the time of distribution, are novel without pre-clearing the disclosure to be contained in the Prospectus Supplement, pertaining to the distribution of such Securities, with the applicable regulator.

BAM’s head office is located at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States and its registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7, Canada. The Canadian Finco’s head and registered office is located at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J2T3. The U.S. Finco’s head office is located at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States and its registered office is located at 251 Little Falls Drive, Wilmington, Delaware, 19808, United States.

The Issuers may sell the Securities and the Selling Shareholders may sell Class A Shares to or through underwriters or dealers or directly to investors or through agents. This Prospectus may qualify an ATM Distribution of Class A Shares. No Selling Shareholder may distribute Class A Shares pursuant to an ATM Distribution. The Prospectus Supplement relating to each series of offered Securities will identify each person who may be deemed to be an underwriter or agent with respect to such series and will set forth the terms of the offering of such series, including, to the extent applicable, the purchase price or prices of the offered Securities, the initial offering price, the proceeds to the applicable Issuer and/or Selling Shareholder from the sale of the offered Securities, the underwriting discounts and other items constituting underwriters’ compensation, as applicable, and any discounts or concessions to be allowed or re-allowed or paid to dealers. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the related Prospectus Supplement.

In connection with any offering of Securities, other than an ATM Distribution, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No agent of an ATM Distribution, and no person or company acting jointly or in concert with an agent of an ATM Distribution, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed pursuant to the ATM Distribution, including selling an aggregate number or principal amount of Securities that would result in the agent creating an over-allocation position in the Securities. See “Plan of Distribution”.

The outstanding Class A Shares are co-listed on the New York Stock Exchange (“NYSE”) and Toronto Stock Exchange (“TSX”).

The U.S. Finco and certain managers of the U.S. Finco (collectively, the “Non-Residents”) are incorporated, continued or otherwise organized under the laws of a non-Canadian jurisdiction or reside outside of Canada, as applicable. Although each of the Non-Residents has appointed BAM Finance (Canada) Inc., Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, as its agent for service of process in Ontario, it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a non-Canadian jurisdiction or resides outside of Canada, even if the Non-Resident has appointed an agent for service of process. See “Agent for Service of Process”.

There is no market through which the Debt Securities, the Preference Shares, the Subscription Receipts or the Warrants may be sold and purchasers may not be able to resell Debt Securities, Preference Shares, Subscription Receipts or Warrants purchased under this Prospectus. This may affect the pricing of the Debt Securities, Preference Shares, the Subscription Receipts or the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, the Preference Shares, the Subscription Receipts or the Warrants and the extent of issuer regulation. See “Risk Factors”.

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS BASE SHELF PROSPECTUS

In this Prospectus, unless the context otherwise indicates, references to “BAM” refer to Brookfield Asset Management Ltd. and references to “we”, “us” and “our” means BAM and our consolidated subsidiaries, including our asset management business, the Canadian Finco and the U.S. Finco. References to “BN” refer to Brookfield Corporation. References to “Brookfield” refer to BAM and BN collectively.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities regulatory authorities in each of the provinces of Canada, and filed with, or furnished to, the Commission, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	our annual report on Form 10-K dated March 17, 2025 for the financial year ended December 31, 2024, filed with the SEC and on SEDAR+ on March 17, 2025, (the “2024 Annual Report on Form 10-K”), which report contains (i) the audited consolidated financial statements of BAM as at December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 and for the period from July 4, 2022 to December 31, 2022, together with the accompanying notes thereto and the reports of the independent registered public accounting firm thereon and the related management’s discussion and analysis, (ii) the audited consolidated and combined financial statements of Brookfield Asset Management ULC (the “Asset Management Company” or “our asset management business”) as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, together with the accompanying notes thereto and the report of the independent auditors thereon, and (iii) the audited combined and consolidated financial statements of Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman), L.P., and Oaktree Investment Holdings, L.P., and their consolidated subsidiaries (collectively, the “Oaktree Asset Management Operating Group”) as of December 31, 2024 and 2023, for the years ended December 31, 2024, 2023 and 2022, together with the accompanying notes thereto and the report of the independent auditors thereon;

(b)	our quarterly report on Form 10-Q dated May 8, 2025 for the quarter ended March 31, 2025, filed with the SEC on May 9, 2025 and on SEDAR+ on May 8, 2025, which report contains the unaudited financial statements of BAM as at March 31, 2025 and for the three month periods ended March 31, 2025 and 2024, together with the accompanying notes thereto and the related management’s discussion and analysis (the “Q1 2025 Quarterly Report on Form 10-Q”);

(c)	our management information circular (the “Special Meeting Circular”), dated December 1, 2024, filed with the SEC and on SEDAR+ on December 27, 2024, but excluding the disclosure in the following sections or subsections of the Special Meeting Circular:

(i)	“Consent of KPMG” at page 35 of the Special Meeting Circular;

(ii)	Appendix D (Formal Valuation and Fairness Opinion) of the Special Meeting Circular;

and excluding all references to the names and opinions of legal advisors and financial advisors in the Special Meeting Circular (collectively, the “Excluded Sections”);

(d)	our management information circular dated March 25, 2025 in connection with the annual meeting of shareholders of BAM held on May 5, 2025 filed with the SEC and on SEDAR+ on April 4, 2025; and

(e)	our current reports on Form 8-K, filed with the SEC and on SEDAR+ on February 4, 2025, and Form 8-K/A, filed with the SEC and as a business acquisition report on SEDAR+ on April 3, 2025 (the “Form 8-K/A”), which includes the audited consolidated and combined financial statements of the Asset Management Company as at December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024, together with the accompanying notes thereto and the report of the independent registered public accounting firm thereon as well as pro forma financial information as of and for the year ended December 31, 2024 relating to the 2025 Arrangement (as defined below).

The Excluded Sections have not been incorporated by reference in, and do not form part of, this Prospectus because they were prepared in respect of a specific transaction contemplated in the Special Meeting Circular, unrelated to the distribution of Securities under this Prospectus, and that transaction has been completed.

Any documents of BAM, and if applicable, the Finance Debt Issuers, of the type described in Item 11.1 of Form 44-101F1 — Short Form Prospectus, and any “template version” of “marketing materials” (each as defined in National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”)), that are required to be filed by BAM, and if applicable, the Finance Debt Issuers with the securities commissions or similar regulatory authorities in Canada during the time that this Prospectus is valid and prior to the termination of any distribution of Securities hereunder shall be deemed to be incorporated by reference into this Prospectus. Each annual report on Form 10-K and quarterly report on Form 10-Q filed by BAM will be incorporated by reference into this Prospectus and the Registration Statement. In addition, certain information filed by BAM with the SEC on current reports on Form 8-K (other than information furnished pursuant to Items 2.02 and 7.01 of Form 8-K) may also be incorporated by reference into this Prospectus and the Registration Statement. BAM’s reports on Forms 10-K, 10-Q or 8-K and other documents it filed with the SEC are available at the Commission’s website at www.sec.gov.

Pursuant to a decision dated May 16, 2025 issued by the Québec Autorité des marchés financiers, we have obtained relief from the requirement to translate into the French language all exhibits to documents incorporated by reference in this Prospectus or any Prospectus Supplement that were prepared pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) to the extent that such exhibits do not themselves constitute or contain documents that are otherwise required to be incorporated by reference in this Prospectus or any Prospectus Supplement pursuant to NI 44-101.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual report on Form 10-K or quarterly report on Form 10-Q being filed by BAM with, and where required, accepted by the applicable securities regulatory authorities during the time this Prospectus is effective, the previous annual report on Form 10-K or the previous quarterly report on Form 10-Q, as applicable, shall be deemed no longer to be incorporated in this Prospectus for purposes of future offers and sales of Securities hereunder. In addition, upon a new annual report on Form 10-K being filed by BAM with, and where required, accepted by the applicable securities regulatory authorities during the time this Prospectus is effective, all quarterly reports on Form 10-Q and all current reports on Form 8-K filed prior to the commencement of BAM’s fiscal year in which the annual report on Form 10-K is filed shall be deemed to longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder, except as may be required by applicable securities laws. Upon a new management information circular in connection with an annual meeting being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for purposes of the offering of Securities covered by that Prospectus Supplement.

Prospective investors should rely only on the information incorporated by reference or contained in this Prospectus or any Prospectus Supplement and on the other information included in the Registration Statement relating to the Securities and of which this Prospectus is a part. The Issuers have not authorized anyone to provide different or additional information.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of BAM at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States, Telephone: (212) 417 7000, and are also available electronically on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov and the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca.

AVAILABLE INFORMATION

The Issuers have filed the Registration Statement with the Commission under the United States Securities Act of 1933, as amended (the “Securities Act”). This Prospectus does not contain all of the information set forth in such Registration Statement, to which reference is made for further information.

BAM is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Commission maintains a website (http://www.sec.gov) that makes available reports and other information that BAM files or furnishes electronically with it. BAM’s website can be found at https://bam.brookfield.com. The information on our website is not incorporated by reference into this Prospectus and should not be considered a part of this Prospectus, and the reference to our website in this Prospectus is an inactive textual reference only.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and forward-looking information within the meaning of other relevant securities legislation, including applicable securities laws in Canada, which reflect our current views with respect to, among other things, our operations and financial performance (collectively, “forward-looking statements”). You can identify these forward-looking statements by the use of words such as “outlook”, “believe”, “think”, “expect”, “potential”, “continue”, “may”, “should”, “seek”, “approximately”, “predict”, “intend”, “will”, “plan”, “estimate”, “anticipate”, the negative version of these words, other comparable words or other statements that do not relate strictly to historical or factual matters. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Such forward-looking statements are subject to risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity.

Although BAM believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	volatility in the trading price of the Class A Shares;

•	deficiencies in public company financial reporting and disclosures;

•	the difficulty for investors to effect service of process and enforce judgments in various jurisdictions;

•	being subjected to numerous laws, rules and regulatory requirements;

•	the potential ineffectiveness of our policies to prevent violations of applicable law;

•	foreign currency risk and exchange rate fluctuations;

•	further increases in interest rates;

•	political instability or changes in government;

•	unfavorable economic conditions or changes in the industries in which we operate;

•	inflationary pressures;

•	catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics;

•	ineffective management of sustainability considerations, and inadequate or ineffective health and safety programs;

•	failure of our information technology systems;

•	us and our managed assets becoming involved in legal disputes;

•	losses not covered by insurance;

•	inability to collect on amounts owing to us;

•	operating and financial restrictions through covenants in our loan, debt and security agreements;

•	the material assets of BAM consisting solely of its interest in the common shares of the Asset Management Company;

•	our being solely liable for our asset management business;

•	our ability to maintain our global reputation;

•	risks related to our renewable power and transition, infrastructure, private equity, real estate, and credit strategies;

•	the impact on growth in Fee-Bearing Capital (as defined in the 2024 Annual Report on Form 10-K) of poor product development or marketing efforts;

•	meeting our financial obligations due with cash flow from our asset management business;

•	requirement of temporary investments and backstop commitments to support our asset management business;

•	revenues being impacted by a decline in the size or pace of investments made by our managed assets;

•	earnings growth varying, which may affect our dividend and the trading price of the Class A Shares;

•	exposed risk due to increased amount and type of investment products in our managed assets;

•	information barriers that may give rise to conflicts and risks;

•	BN exercising substantial influence over BAM;

•	BN transferring its ownership of BAM to a third party;

•	potential conflicts of interest with BN;

•	difficulty in maintaining our culture or managing our human capital;

•	risks related to taxation, including risks involving United States and Canadian taxation laws and changes thereto; and

•	other risks and factors described in this Prospectus under the heading “Risk Factors” as well as in our 2024 Annual Report on Form 10-K and in our Q1 2025 Quarterly Report on Form 10-Q under the sections entitled “Item 1A – Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

We caution that the factors that may affect future results described in this Prospectus and the documents incorporated by reference herein are not exhaustive and other factors could also adversely affect future results. Nonetheless, all of the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are qualified by these cautionary statements. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Prospectus. The forward-looking statements represent our views as of the date of this Prospectus and should not be relied upon as representing our views as of any date subsequent to the date of this Prospectus. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. These statements and other forward-looking information are based on opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. We undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

v

CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES

BAM, the Asset Management Company and the Oaktree Asset Management Operating Group prepare their financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). This Prospectus and the documents incorporated by reference herein disclose a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring our asset management business, including for performance measurement, capital allocation and valuation purposes. BAM believes that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of BAM’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP. These non-GAAP financial measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. Reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, where applicable, are included on pages 87 and 88 of our 2024 Annual Report on Form 10-K which is incorporated by reference herein and available electronically on EDGAR at www.sec.gov and under BAM’s SEDAR+ profile at www.sedarplus.ca.

PRESENTATION OF FINANCIAL INFORMATION

We publish our consolidated financial statements in United States dollars. unless otherwise specified or where the context otherwise requires, all dollar amounts set forth in this Prospectus and any Prospectus Supplement are in United States dollars and references to “US$”, “U.S. dollars” and “$” are to United States dollars.

On February 4, 2025, BAM completed a plan of arrangement (the “2025 Arrangement”) whereby BAM acquired 73% of the outstanding common shares of the Asset Management Company from BN and certain of its subsidiaries in exchange for newly-issued Class A Shares on a one-for-one basis. Although upon completion of the 2025 Arrangement, the Asset Management Company became a wholly-owned subsidiary of BAM, for accounting purposes, the Asset Management Company is considered the accounting acquirer of BAM in the 2025 Arrangement and the predecessor of BAM. As such, the 2025 Arrangement was accounted for as a “reverse acquisition” in conformity with U.S. GAAP. Therefore, the Asset Management Company’s historical financial statements replaced BAM’s historical financial statements for all periods prior to the 2025 Arrangement, and for all periods following the 2025 Arrangement, the results of operations of both the Asset Management Company and BAM will be included in BAM’s financial statements. Accordingly, references to BAM’s financial position and capitalization (except for equity structure) in this Prospectus as of December 31, 2024 and as of or for periods ended on or prior to that date refer to the financial position and capitalization (except for equity structure) of the Asset Management Company on a standalone basis and not to BAM.

SUMMARY

Brookfield Asset Management Ltd.

We are a leading global alternative asset manager, headquartered in New York, New York, with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. Our objective is to generate attractive, long-term risk-adjusted returns for the benefit of our clients and shareholders. We manage a range of public and private investment products and services for institutional and retail clients. We earn asset management income for doing so and ensure strong alignment of interests with our clients by investing Brookfield capital alongside them. Our access to large-scale capital enables us to make investments in sizeable, premier assets and businesses across geographies and asset classes that we believe few others can. BAM’s Class A Shares are co-listed on the NYSE and the TSX under the symbol “BAM.”

BAM was incorporated under the Business Corporations Act (British Columbia) on July 4, 2022. BAM’s head office is located at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States and its registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7, Canada.

Canadian Finco

The Canadian Finco was incorporated on March 26, 2025 under the Business Corporations Act (Ontario) and is an indirect 100% owned subsidiary of BAM. The Canadian Finco has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.

U.S. Finco

The U.S. Finco was formed on March 26, 2025 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of BAM. The U.S. Finco has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.

The Offering

The Securities described herein may be offered from time to time in one or more offerings utilizing a “shelf” process under Canadian and U.S. securities laws. Under this shelf process, this Prospectus provides you with a general description of the Securities that may be offered. Each time Securities are offered, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading “Available Information.”

RISK FACTORS

An investment in the Securities is subject to a number of risks. Before deciding whether to invest in the Securities, investors should consider carefully the risks described in the relevant Prospectus Supplement and the information incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference). Specific reference is made to “Item 1A - Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in our 2024 Annual Report on Form 10-K and Q1 2025 Quarterly Report on Form 10-Q, each of which is incorporated by reference in this Prospectus.

SUPPLEMENTAL FINANCIAL INFORMATION

The following consolidating summary financial information is provided in compliance with the requirements of item 13.2 of National Instrument 44-101F1 – Short Form Prospectus. The tables below present summarized financial information for the years ended December 31, 2024 and 2023 and the three months ended March 31, 2025 and 2024 for (i) BAM, (ii) BAM’s subsidiaries, other than the Finance Debt Issuers, on a combined basis, (iii) consolidating adjustments, and (iv) BAM and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about BAM and its subsidiaries.

For accounting purposes, the Asset Management Company is considered the accounting acquirer of BAM in the 2025 Arrangement and the predecessor of BAM. As such, the 2025 Arrangement was accounted for as a “reverse acquisition” in conformity with U.S. GAAP. Accordingly, for the years ended December 31, 2024 and 2023 and the three months ended March 31, 2024, the summarized financial information below refers to the financial information of BAM, being that of the Asset Management Company, on a standalone basis. For the three months ended March 31, 2025, the summarized financial information below refers to the financial information of BAM and the Asset Management Company reflecting the completion of the 2025 Arrangement. This summarized financial information should be read in conjunction with BAM’s 2024 Annual Report on Form 10-K, the Form 8-K/A and BAM’s Q1 2025 Quarterly Report on Form 10-Q, each of which is incorporated by reference in this Prospectus. See “Presentation of Financial Information.”

AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2025 (MILLIONS)(4)	BAM (1)	Canadian Finco	U.S. Finco	Subsidiaries of BAM Other than the Finance Debt Issuers (2)	Consolidating Adjustments (3)	BAM Consolidated
Revenues	$10	$—	$—	$1,347	$(276)	$1,081
Net income (loss) attributable to shareholders	726	—	—	36	(181)	581
Total assets	9,040	—	—	42,927	(37,001)	14,966
Total liabilities	551	—	—	10,500	(6,978)	4,073
Preferred shares redeemable non-controlling interest	—	—	—	1,930	—	1,930

AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2024 (MILLIONS)	BAM (1)	Canadian Finco	U.S. Finco	Subsidiaries of BAM Other than the Finance Debt Issuers (2)	Consolidating Adjustments (3)	BAM Consolidated
Revenues	$2	$—	$—	$1,050	$(168)	$884
Net income (loss) attributable to shareholders	(27)	—	—	579	(111)	441
Total assets	12,982	—	—	35,786	(34,843)	13,925
Total liabilities	4,186	—	—	4,825	(6,359)	2,652
Preferred shares redeemable non-controlling interest	—	—	—	2,258	—	2,258

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2024 (MILLIONS)	BAM (1)	Canadian Finco	U.S. Finco	Subsidiaries of BAM Other than the Finance Debt Issuers (2)	Consolidating Adjustments (3)	BAM Consolidated
Revenues	$1,368	$—	$—	$5,474	$(2,862)	$3,980
Net income (loss) attributable to shareholders	1,460	—	—	3,347	(2,639)	2,168
Total assets	13,558	—	—	36,641	(36,042)	14,157
Total liabilities	4,806	—	—	4,679	(6,519)	2,966
Preferred shares redeemable non-controlling interest	—	—	—	2,103	—	2,103

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2023 (MILLIONS)	BAM (1)	Canadian Finco	U.S. Finco	Subsidiaries of BAM Other than the Finance Debt Issuers (2)	Consolidating Adjustments (3)	BAM Consolidated
Revenues	$456	$—	$—	$5,201	$(1,595)	$4,062
Net income (loss) attributable to shareholders	11,423	—	—	2,529	(12,113)	1,839
Total assets	15,640	—	—	33,443	(34,793)	14,290
Total liabilities	6,514	—	—	2,581	(6,270)	2,825
Preferred shares redeemable non-controlling interest	—	—	—	2,166	—	2,166

Notes:

(1)      This column accounts for investments in all subsidiaries of BAM under the equity method.
(2)      This column accounts for investments in all subsidiaries of BAM other than the Finance Debt Issuers, on a combined basis.
(3)      This column includes the necessary amounts to present BAM on a consolidated basis.
(4)      Reflects the completion of the 2025 Arrangement.

As permitted by Rule 13-01 of Regulation S-X, BAM has omitted financial disclosures with respect to the Canadian Finco and the U.S. Finco because such subsidiaries have no significant assets or liabilities, no subsidiaries, no ongoing business operations of their own, are indirect wholly-owned subsidiaries of BAM, and BAM will fully and unconditionally guarantee the debt issued by each such Finance Debt Issuer. Please see “Description of Debt Securities—General” for additional information about the guarantees.

The condensed consolidating financial information in this Prospectus has been prepared using accounting policies consistent with U.S. GAAP.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement, the net proceeds from the sale of Securities by the Issuers will be used for general corporate purposes. The Selling Shareholders will not receive any proceeds from any sale of Securities by the Issuers. The Issuers will not receive any proceeds from any sale of Class A Shares by the Selling Shareholders.

DESCRIPTION OF CAPITAL STRUCTURE OF THE ISSUERS

BAM’s authorized share capital consists of: (i) an unlimited number of Class A Shares; (ii) 21,280 class B limited voting shares (“Class B Shares”); and (iii) an unlimited number of Preference Shares, issuable in series. As of July 31, 2025, BAM had issued and outstanding 1,637,686,508 Class A Shares, 21,280 Class B Shares and no Preference Shares.

The Canadian Finco’s authorized share capital consists of an unlimited number of common shares. As of the date of this Prospectus, the Canadian Finco had 1 common share issued and outstanding.

The U.S. Finco’s authorized share capital consists of an unlimited number of common shares representing limited liability company interests. As of the date of this Prospectus, the U.S. Finco had 100 common shares issued and outstanding.

DESCRIPTION OF THE CLASS A SHARES AND PREFERENCE SHARES

The following is a description of the material terms of our Class A Shares and Preference Shares and is qualified in its entirety by reference to all of the provisions of our notice of articles and articles of incorporation (the “Articles”). Because this description is only a summary of the terms of our Class A Shares and Preference Shares, it does not contain all of the information that you may find useful. For more complete information, you should read the Articles, which are available electronically with the SEC under BAM’s EDGAR profile at www.sec.gov and on BAM’s SEDAR+ profile at www.sedarplus.ca.

Class A Shares

The attributes of the Class A Shares and the Class B Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.

Priority

Subject to the prior rights of the holders of the Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends if, as and when declared by the board of directors of BAM (“Board”) and the return of capital on the liquidation, dissolution or winding up of BAM or any other distribution of the assets of BAM among its shareholders for the purpose of winding up its affairs.

Voting Rights

Except as set out below under “Election of Directors”, each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of BAM’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2⁄3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2⁄3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be. On any matters for BAM that require shareholder approval, approval must be obtained from the holders of the Class A Shares and the holder of the Class B Shares, in each case voting separately as a class. In the event that holders of Class A Shares vote for a resolution and the holder of Class B Shares votes against, or vice versa, such resolution would not receive the requisite approval and would therefore not be passed.

Election of Directors

In the election of directors, holders of Class A Shares are entitled to elect one-half of the Board and holders of Class B Shares are entitled to elect the other one-half of the Board.

On February 4, 2025, following the completion of the 2025 Arrangement, the Articles were amended to provide that, at any time that: (a) BN (or its successor) and its subsidiaries beneficially own a number of Class A Shares that exceeds 50% of the aggregate number of all the issued and outstanding Class A Shares and Class B Shares as of the record date for any meeting of shareholders, holders of Class A Shares and holders of Class B Shares will vote together as a single class in the election of the Board at such meeting of shareholders; or (b) BN (or its successor) and its subsidiaries beneficially own a number of Class A Shares that is not less than 20% but does not exceed 50% of the sum of all the issued and outstanding Class A Shares and Class B Shares as of the record date for any meeting of shareholders: (i) BN (or its successor) will be entitled to elect one of the directors who would otherwise be elected by other holders of the Class A Shares at such meeting of shareholders; (ii) holders of Class A Shares, including BN (or its successor) solely in respect of any Class A Shares that it and its subsidiaries beneficially own in number that exceeds 20% of the sum of all the issued and outstanding Class A Shares and Class B Shares, will be entitled to elect one-half of the Board less such number of directors to be elected by BN (or its successor) under (i) above at such meeting of shareholders; and (iii) holders of Class B Shares will be entitled to elect the other one-half of the Board at such meeting of shareholders.

The Articles of BAM provide that each holder of shares of a class or series of shares of BAM entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favor of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

The Articles of BAM provide that decisions of the directors are to be decided by a majority of votes and do not contain processes or procedures, such as a casting vote, to break a decision-making deadlock at the Board.

Other Provisions

On December 9, 2022, BAM, BAM Partners Trust and Computershare Trust Company of Canada entered into a trust agreement relating to the Class B Shares (the “2022 Trust Agreement”). The 2022 Trust Agreement provides, among other things, that BAM Partners Trust will not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares. The 2022 Trust Agreement also provides that the concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from BAM Partners Trust; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all material respects as the offer for the Class B Shares.

These provisions in the 2022 Trust Agreement also apply to any transaction that would be deemed an indirect offer for the Class B Shares under applicable takeover bid legislation in Canada. Additionally, BAM Partners Trust has agreed to prevent any person or company from carrying out a direct or indirect sale of Class B Shares in contravention of the 2022 Trust Agreement.

Preference Shares

Series

The Preference Shares may be issued from time to time in one or more series. The Board will fix the number of shares in each series of Preference Shares and the provisions attached to each series before issue.

Priority

The Preference Shares will rank senior to the Class A Shares, the Class B Shares and other shares ranking junior to the Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of BAM, whether voluntary or involuntary, or in the event of any other distribution of assets of BAM among its shareholders for the purpose of winding up its affairs. Each series of Preference Shares will rank on a parity with every other series of Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of BAM, whether voluntary or involuntary, or in the event of any other distribution of assets of BAM among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

BAM shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Preference Shares as a class or create preference shares ranking in priority to or on parity with the Preference Shares except by special resolution passed by at least 66 2⁄3% of the votes cast at a meeting of the holders of the Preference Shares duly called for that purpose, in accordance with the provisions of the Articles. Each holder of Preference Shares entitled to vote at a class meeting of holders of Preference Shares, or at a joint meeting of the holders of two or more series of Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Preference Share held by such holder.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the applicable Prospectus Supplement.

The BAM Debt Securities will be issued under either (i) an indenture (the “BAM Senior Indenture”) dated as of April 24, 2025, as amended, restated, supplemented or replaced from time to time, between BAM, as issuer, and Computershare Trust Company of Canada (“Computershare Canada”), as Canadian trustee and Computershare Trust Company, N.A. (“Computershare U.S.”) as U.S. trustee or (ii) a subordinated trust indenture (the “BAM Subordinated Indenture” and together with the BAM Senior Indenture, the “BAM Indentures”) to be entered into among BAM, as issuer and Computershare Canada, as Canadian trustee, and Computershare U.S., as U.S. trustee, or such other trustees named in the indenture. The Canadian Finco Debt Securities will be issued under either (i) an indenture (the “Canadian Finco Senior Indenture”) to be entered into among the Canadian Finco, as issuer, BAM, as guarantor, and Computershare Canada, as Canadian trustee, and Computershare U.S., as U.S. trustee, or such other trustees named in the indenture, or (ii) a subordinated trust indenture (together with the Canadian Finco Senior Indenture, the “Canadian Finco Indentures”) to be entered into among the Canadian Finco, as issuer, BAM, as guarantor, and Computershare Canada, as Canadian trustee, and Computershare U.S., as U.S. trustee, or such other trustees named in the indenture. The U.S. Finco Debt Securities will be issued under either (i) an indenture (the “U.S. Finco Senior Indenture”) to be entered into among the U.S. Finco, as issuer, BAM, as guarantor, and Computershare Canada, as Canadian trustee, and Computershare U.S., as U.S. trustee, or such other trustees named in the indenture, or (ii) a subordinated trust indenture (together with the U.S. Finco Senior Indenture, the “U.S. Finco Indentures”) to be entered into among the U.S. Finco, as issuer, BAM, as guarantor, and Computershare Canada, as Canadian trustee, and Computershare U.S., as U.S. trustee, or such other trustees named in the indenture.

We refer to the BAM Indentures, the Canadian Finco Indentures and the U.S. Finco Indentures as the “Indentures”. The Debt Securities may be issued under such other indentures as BAM, the applicable Finance Debt Issuer and the applicable trustee or trustees may enter into in the future. The indenture under which any Debt Securities are issued will be specified in the applicable Prospectus Supplement.

The Indentures are subject to the provisions of the Trust Indenture Legislation. Executed copies or forms of the Indentures will or have been filed with the Commission as exhibits to the Registration Statement. Each Indenture is or will also be available electronically with the SEC under each Issuer’s respective profile on EDGAR at www.sec.gov and under each Issuer’s respective SEDAR+ profile at www.sedarplus.ca.

The following statements with respect to the Indentures and the Debt Securities issued or to be issued thereunder are brief summaries of certain provisions of the Indentures and do not purport to be complete; such statements are subject to the detailed referenced provisions of the applicable Indenture, including the definition of capitalized terms used under this caption. Wherever a particular section or defined term of an Indenture is referred to, the statement is qualified in its entirety by such section or term. References to the “Issuer” and “Indenture Securities” refer to BAM and each Finance Debt Issuer, as issuer, and the Debt Securities issued or to be issued by it under the Indentures. References to the “Trustee” or “Trustees” and any particular Indenture or Debt Securities refer to the trustee or trustees under the applicable Indenture.

General

The Indentures do not limit the aggregate principal amount of Indenture Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Indenture Securities may be issued under each Indenture from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies. Special Canadian and United States federal income tax considerations applicable to any Indenture Securities so denominated will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, each Indenture permits BAM and each Finance Debt Issuer to increase the principal amount of any series of Indenture Securities previously issued by it and to issue such increased principal amount. (Section 3.1 of the Indentures.) In the case of additional Debt Securities of a series under a U.S. Finco Indenture issued after the date of original issuance of Debt Securities of such series, if they are not fungible with the original Debt Securities of such series for U.S. federal income tax purposes, then such additional Debt Securities will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the original Debt Securities of such series.

All Debt Securities issued by the Canadian Finco and the U.S. Finco will be fully and unconditionally guaranteed by BAM.

The applicable Prospectus Supplement will set forth the following terms relating to the particular offered Debt Securities: (1) the specific designation of the offered Debt Securities and the Indenture under which they are issued; (2) any limit on the aggregate principal amount of the offered Debt Securities; (3) the date or dates, if any, on which the offered Debt Securities will mature and the portion (if less than all of the principal amount) of the offered Debt Securities to be payable upon declaration of acceleration of maturity; (4) the rate or rates per annum (which may be fixed or variable) at which the offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the Regular Record Dates for any interest payable on the offered Debt Securities which are in registered form (“Registered Debt Securities”); (5) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which the price or prices at which and the terms and conditions upon which the offered Debt Securities may be redeemed or purchased at the option of the Issuer or otherwise; (6) whether the offered Debt Securities will be issuable in registered form or bearer form or both and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the offered Debt Securities in bearer form and as to exchanges between registered and bearer form; (7) whether the offered Debt Securities will be issuable in the form of one or more registered global securities (“Registered Global Securities”) and, if so, the identity of the Depositary for such Registered Global Securities; (8) the denominations in which any of the offered Debt Securities will be issuable if in other than denominations of $1,000 and any multiple thereof; (9) each office or agency where the principal of, and any premium and interest on, the offered Debt Securities will be payable and each office or agency where the offered Debt Securities may be presented for registration of transfer or exchange; (10) if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the offered Debt Securities are denominated and/or in which the payment of the principal of, and any premium and interest on, the offered Debt Securities will or may be payable; (11) any applicable terms or conditions related to the addition of any co-obligor or additional guarantor in respect of any or all series of Debt Securities; and (12) any other terms of the offered Debt Securities, including any applicable subordination provisions, exchange or conversion terms, covenants and additional Events of Default. Special Canadian and United States federal income tax considerations applicable to the offered Debt Securities, the amount of principal thereof and any premium and interest thereon will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, no Indenture affords the Holders the right to tender Indenture Securities to the Issuer for repurchase, or provides for any increase in the rate or rates of interest per annum at which the Indenture Securities will bear interest, in the event BAM or any Finance Debt Issuer should become involved in a highly leveraged transaction or in the event of a change in control of BAM or any Finance Debt Issuer. (Section 3.1 of the Indentures.)

Indenture Securities may be issued bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Indenture Securities or other Indenture Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the Prospectus Supplement relating thereto. (Section 3.1 of the Indentures.)

The Indenture Securities will be direct unsecured obligations of BAM and the Finance Debt Issuers and will be unsecured senior or subordinated, as applicable, indebtedness of each of them as described in the applicable Prospectus Supplement. (Section 3.1 of the Indentures.)

BAM’s guarantee of the Indenture Securities issued by the Finance Debt Issuers will be unsecured senior or subordinated, as applicable, indebtedness of BAM, including BAM’s obligations under the Indenture Securities issued under the BAM Indenture.

The guarantees will be unsecured general obligations of BAM and will rank equal in right of payment with, or junior to, other unsecured and senior or subordinated debt (other than subordinated debt that has been further subordinated in accordance with its terms), as applicable, of BAM. The Debt Securities and the guarantees will be effectively subordinated to any secured indebtedness of the applicable Issuer or to BAM to the extent of the value of the assets securing such indebtedness. The guarantee by BAM of the Indenture Securities will guarantee the due and punctual payment of the principal of, premium, if any, and interest on the Indenture Securities issued by the applicable Issuer, when and as the same shall become due and payable, whether at maturity, upon redemption, by acceleration or otherwise.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. (Section 3.2 of the Indentures.) The Indenture Securities may be presented for exchange and Registered Debt Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the applicable Indenture and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or the governmental charges due in connection therewith. Each Issuer has or will appoint, as applicable, their respective Trustee(s) as Security Registrars under each Indenture. (Section 3.5 of the Indentures.)

Payment

Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of, and any premium and interest on, Registered Debt Securities (other than a Registered Global Security) will be made at the Corporate Trust Office of the applicable Trustee(s) and the office or agency of the particular Issuer maintained for that purpose in Toronto, Canada or New York, New York, except that, at the option of the particular Issuer, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto at such address as shall appear in the applicable Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the applicable Security Register. (Sections 3.5, 3.7 and 10.2 of the BAM Indentures and Sections 3.5, 3.7 and 11.2 of the Canadian Finco Indentures and the U.S. Finco Indentures.) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Registered Debt Securities will be made to the Persons in whose name such Registered Debt Securities are registered at the close of business on the Regular Record Date for such interest payment. (Section 3.7 of the Indentures.)

Affiliate Purchase on Maturity

Notwithstanding the other provisions of the applicable Indenture, BAM may, by providing notice to the applicable Trustees at least three Business Days prior to maturity, elect to have one or more Affiliates of BAM purchase all, but not less than all, of any series of Indenture Securities to be redeemed or repaid at a price equal to the redemption price contemplated in the applicable Indenture, in the case of Indenture Securities called for redemption, or the principal amount, in the case of Indenture Securities coming due at the Stated maturity (in each case, the “Repayment Price”); provided that any accrued and unpaid interest thereon will be paid by the applicable Issuer. Upon payment therefor of an amount equal to the Repayment Price, and payment by the applicable Issuer of accrued interest and premium, if any, such Indenture Securities shall be transferred to such Affiliate in accordance with the transfer provisions of the applicable Indenture and such Indenture Securities shall not become due and payable on maturity provided that such Affiliate shall not be permitted to vote such Indenture Securities in any matter unless 100% of the Indenture Securities entitled to be voted in respect of such matter are held by BAM or its Affiliates. Should such Affiliate of BAM and the Issuer, if applicable, fail to make full payment of the Repayment Price and accrued interest and premium, if any, on maturity then such Indenture Securities shall become due and payable as otherwise provided for in the Applicable Indenture.

Consolidation, Merger, Amalgamation and Sale of Assets

Pursuant to the BAM Indentures, BAM shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (the “BAM Successor Corporation”) unless: (a) BAM and the BAM Successor Corporation shall have executed, prior to or contemporaneously with the consummation of such transaction, such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that, upon the consummation of such transaction, (i) the BAM Successor Corporation will have assumed all the covenants and obligations of BAM under the applicable BAM Indenture in respect of the Indenture Securities of every series issued and outstanding thereunder, and (ii) the Indenture Securities of every series issued and outstanding under the applicable BAM Indenture will be valid and binding obligations of the BAM Successor Corporation entitling the Holders thereof, as against the BAM Successor Corporation, to all the rights of Holders of Indenture Securities under the applicable BAM Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of the Indenture Securities of each series issued and outstanding under the applicable BAM Indenture or to the rights and powers of the applicable Trustee(s) under the applicable BAM Indenture. The foregoing restrictions are not applicable to any sale or transfer by BAM to any one or more of its subsidiaries. (Section 8.1 of the BAM Indentures.)

Pursuant to the Canadian Finco Indentures and the U.S. Finco Indentures, neither the applicable Finance Debt Issuer nor BAM (in each case for purposes of this description, a “Predecessor”) shall enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (in each case for purposes of this description, a “Successor”) unless: (a) the Predecessor and the Successor shall have executed, prior to or contemporaneously with the consummation of such transaction, such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that, upon the consummation of such transaction, (i) the Successor will have assumed all the covenants and obligations of the Predecessor under the applicable Canadian Finco Indenture or U.S. Finco Indenture in respect of the Indenture Securities of every series issued and outstanding thereunder, and in the case of BAM, its guarantee of the Indenture Securities and (ii) the Indenture Securities of every series issued by the Predecessor will be valid and binding obligations of the Successor, entitling the Holders thereof, as against the Successor, to all the rights of Holders of Indenture Securities under the applicable Canadian Finco Indenture or U.S. Finco Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of applicable Indenture Securities of each series issued and outstanding under the applicable Canadian Finco Indenture or U.S. Finco Indenture or to the rights and powers of the applicable Trustee(s) under the applicable Canadian Finco Indenture or U.S. Finco Indenture; provided, however, that such restrictions are not applicable to any sale or transfer by the applicable Finance Debt Issuer or BAM to any one or more of their subsidiaries. (Section 9.1 of the Canadian Finco Indentures and the U.S. Finco Indentures.)

Events of Default

Unless otherwise indicated in any Prospectus Supplement, each Indenture provides that the following will constitute an Event of Default under such Indenture (except subsection (e) below which is not an Event of Default under the BAM Indentures) with respect to Indenture Securities of any series issued by BAM and each Finance Debt Issuer: (a) failure to pay any interest on any Indenture Securities of that series when due, which failure continues for 30 days; (b) failure to pay principal of, or any premium on, any Indenture Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Indenture Security of that series; (d) failure of any Finance Debt Issuer and/or BAM to perform, as applicable, any other covenant or warranty in the relevant Indenture (other than a covenant or warranty included in such Indenture solely for the benefit of a series of Indenture Securities other than that series), which failure continues for 60 days after written notice has been given by the respective Trustee or the Holders of at least 25% in aggregate principal amount of outstanding Indenture Securities of that series, as provided in the relevant Indenture; (e) BAM’s guarantee of all obligations related to that series shall, for any reason, cease to be, or BAM shall assert in writing to the relevant Trustee or the Holders thereof that such guarantee is not in full force and effect and enforceable against BAM in accordance with its terms; (f) certain events of bankruptcy, insolvency or reorganization affecting BAM and/or the Finance Debt Issuers; and (g) any other Events of Default provided with respect to the Indenture Securities of such series, as described in the applicable Prospectus Supplement. (Section 5.1 of the BAM Indentures and Section 6.1 of the Canadian Finco Indentures and the U.S. Finco Indentures.)

If an Event of Default (other than an Event of Default related to certain events of bankruptcy, insolvency or reorganization affecting BAM and any Finance Debt Issuer, and BAM in its capacity as guarantor under the applicable Indenture of each Finance Debt Issuer) with respect to the Indenture Securities of any series at the time outstanding shall occur and be continuing, then either the applicable Trustee(s) or the Holders of at least 25% in aggregate principal amount of outstanding Indenture Securities of that series by notice, as provided in the applicable Indenture, may declare the principal amount of the Indenture Securities of that series to be due and payable immediately. If an Event of Default related to certain events of bankruptcy, insolvency or reorganization affecting any Issuer occurs with respect to the Indenture Securities of any series at the time outstanding, the principal amount of all the Indenture Securities of that series will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. (Section 5.2 of the BAM Indentures and Sections 6.2 of the Canadian Finco Indentures and the U.S. Finco Indentures.) For information as to waiver of defaults, see “— Modification and Waiver”.

Each Indenture provides that the applicable Trustee(s) will be under no obligation to exercise any of its rights or powers under the applicable Indenture or commence or continue any act, action or proceeding for enforcing any rights of the Trustee(s) at the request or direction of any of the applicable Holders, unless such Holders shall have offered to such Trustee(s) indemnity satisfactory to such Trustee(s) or sufficient funds to commence or continue compliance with such request and an indemnity to protect the Trustee(s) against losses suffered in compliance with such request. (Section 6.6 of the BAM Indentures and Section 7.6 of the Canadian Finco Indentures and the U.S. Finco Indentures.) Subject to such provisions for the indemnification of the particular Trustee(s), the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of any series issued under the applicable Indenture will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee(s) or exercising any trust or power conferred on such Trustee(s) with respect to the Indenture Securities of that series. (Section 5.12 of the BAM Indentures and Section 6.12 of the Canadian Finco Indentures and the U.S. Finco Indentures.)

No Holder of an Indenture Security of any series will have any right to institute any proceeding with respect to the particular Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the applicable Trustee(s) written notice of a continuing Event of Default with respect to the Indenture Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the outstanding Indenture Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, or in the case of the Other Indentures, indemnity reasonably satisfactory to each Trustee, to the applicable Trustee(s) to institute such proceeding as trustee, and (iii) the applicable Trustee(s) has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 5.7 of the BAM Indentures and Section 6.7 of the Canadian Finco Indentures and the U.S. Finco Indentures.) However, such limitations do not apply to a suit instituted by a Holder of an Indenture Security for the enforcement of payment of the principal of, or of any premium or interest on, such Indenture Security on or after the applicable due date specified in such Indenture Security. (Section 5.8 of the BAM Indentures and Section 6.8 of the Canadian Finco Indentures and the U.S. Finco Indentures.)

BAM and each Finance Debt Issuer is required to furnish to its respective Trustee(s) an annual certificate from certain of its officers regarding the compliance of the applicable Issuer, to the knowledge of such officers, with all conditions and covenants under the applicable Indenture (such compliance to be determined without regard to any period of grace or requirement of notice provided under the applicable Indenture) as required under the United States Trust Indenture Act of 1939 (the “Trust Indenture Act”). (Section 10.4 of the BAM Indentures and Section 11.4 of the Canadian Finco Indentures and the U.S. Finco Indentures.)

Defeasance

Each Indenture provides that, at the option of the applicable Issuer, the Issuer and, in the case of the Canadian Finco Indentures and the U.S. Finco Indentures, BAM, will be discharged from any and all obligations in respect of any outstanding Indenture Securities upon irrevocable deposit with the applicable Trustee(s), in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of or premium, if any, and each instalment of interest, if any, on such outstanding Indenture Securities (“Defeasance”). Such trust may only be established if certain customary conditions precedent are satisfied, including, among other things, confirmation that beneficial owners of Indenture Securities will not recognize gain or loss for U.S. or Canadian federal income tax purposes as a result of such Defeasance. The Issuer may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance (as defined below) option described in the following paragraph if the Issuer meets the conditions precedent at the time the Issuer exercises the Defeasance option.

Each Indenture also provides that, at the option of the Issuer, unless and until the Issuer has exercised its Defeasance option described in the preceding paragraph, the Issuer may omit to comply with certain restrictive covenants and such omission shall not be deemed to be an Event of Default under the Indenture and the outstanding Indenture Securities upon irrevocable deposit with the applicable Trustee(s), in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding Indenture Securities of the Issuer (“Covenant Defeasance”). In the event the Issuer exercises its Covenant Defeasance option, the obligations under the applicable Indenture (other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above) shall remain in full force and effect. Such trust may only be established if certain customary conditions precedent are satisfied, including, among other things, confirmation that beneficial owners of Indenture Securities will not recognize gain or loss for U.S. or Canadian federal income tax purposes as a result of such Covenant Defeasance. (Article 13 of the BAM Indentures and Article 14 of the Canadian Finco Indentures and the U.S. Finco Indentures.)

Modification and Waiver

Modifications and amendments of an Indenture may be made by BAM, the Issuer (if other than BAM) and the applicable Trustee(s) with the consent of the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of each series of Indenture Securities affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Indenture Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of interest on, any outstanding Indenture Security, (b) reduce the principal amount of (or the premium), or interest on, any outstanding Indenture Security, (c) change the dates or times on which any outstanding Indenture Securities may be redeemed, (d) reduce the amount of the principal of any outstanding Indenture Security payable upon the acceleration of the maturity thereof, (e) change the currency or the place of payment of principal of (or the premium), or interest on, any outstanding Indenture Security, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any outstanding Indenture Security, (g) reduce the above-stated percentage of outstanding Indenture Securities necessary to modify or amend the particular Indenture, (h) reduce the percentage of aggregate principal amount of outstanding Indenture Securities necessary for waiver of compliance with certain provisions of the particular Indenture or for waiver of certain defaults, or (i) modify any provisions of the particular Indenture relating to the modification and amendment of such Indenture or the waiver of past defaults or covenants, except as otherwise specified. (Section 9.2 of the BAM Indentures and Section 10.2 of the Canadian Finco Indentures and the U.S. Finco Indentures.) No such modification or waiver may, without the consent of the Holder of each outstanding Indenture Security affected thereby, release BAM from its Guarantee under the applicable Canadian Finco Indenture or U.S. Finco Indenture.

Each Indenture provides that BAM or the Issuer (if other than BAM) may modify and amend such Indenture without the consent of any holder of Indenture Securities for any of the following purposes: (a) to evidence the succession of another person to the Issuer or BAM, as applicable, and the assumption by any such successor of the covenants of the Issuer or BAM, as applicable, under such Indenture and in the Indenture Securities; (b) to evidence the addition of a co-obligor or guarantor in respect of any or all series of the Indenture Securities under the Other Indentures, as may be permitted in accordance with the terms of such Indenture Securities; (c) to add to the covenants of the Finance Debt Issuer or BAM, as applicable, for the benefit of the holders of any series of Indenture Securities (and if such covenants are to be for the benefit of less than all series of Indenture Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power (but not any obligation, except any obligation concomitant to such right or power) in such Indenture conferred upon the Finance Debt Issuer or BAM, as applicable; (d) to add any additional Events of Default for the benefit of the holders of all or any series of Indenture Securities (and if such additional Events of Default are to be for the benefit of less than all series of Indenture Securities, stating that such additional Events of Default are expressly being included solely for the benefit of such series); (e) to add to, change or eliminate any of the provisions of such Indenture in respect of one or more series of Indenture Securities, provided that any such addition, change or elimination (x) shall neither (A) apply to any Indenture Security of any series created prior to the execution of the applicable supplemental indenture and entitled to the benefit of such provision nor (B) modify the rights of the holder of any such Indenture Security with respect to such provision or (y) shall become effective only when there is no such Indenture Security outstanding; (f) to secure the Indenture Securities pursuant to the requirements of any provision in such Indenture or any indenture supplemental thereto or otherwise; (g) to establish the form or terms of Indenture Securities of any series as permitted under the Indenture and, if required, to provide for the appointment of a co-trustee and/or other agents; (h) to evidence and provide for the acceptance of appointment under such Indenture by a successor trustee with respect to the Indenture Securities of one or more series and to add to or change any of the provisions in such Indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one trustee, pursuant to the requirements of such Indenture; (i) to add to or change any of the provisions of such Indenture to such extent as shall be necessary to permit or facilitate the issuance of Indenture Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Indenture Securities in uncertificated form; (j) to comply with any requirements of the Trust Indenture Legislation including, without limitation, in connection with qualifying, or maintaining the qualification of the Issuer, as applicable, under the Trust Indenture Act; or (k) to cure any ambiguity, to correct or supplement any provision in such Indenture which may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising thereunder, provided that such action shall not adversely affect, in any material respect the interests of Holders of Indenture Securities. (Section 9.1 of the BAM Indentures and Section 10.1 of the Canadian Finco Indentures and the U.S. Finco Indentures.)

The Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of any series, on behalf of all Holders of outstanding Indenture Securities of such series, may waive compliance by the Issuer with certain restrictive provisions of the particular Indenture. (Section 10.6 of the BAM Indentures and Section 11.6 of the Canadian Finco Indentures and the U.S. Finco Indentures.) Subject to certain rights of the particular Trustee(s), as provided in the applicable Indenture, the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities issued under such Indenture, on behalf of all holders of outstanding Indenture Securities of such series, may waive any past default under such Indenture, except a default in the payment of principal, premium or interest or in respect of a covenant or provision of such Indenture which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Indenture Security of such series affected. (Section 5.13 of the BAM Indentures and Section 6.13 of the Canadian Finco Indentures and the U.S. Finco Indentures.)

Consent to Jurisdiction and Service under the Indentures

The Indentures will provide, that the applicable Issuer irrevocably appoints Brookfield Asset Management LLC, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-1023, as their agent for service of process in any suit, action or proceeding arising out of or relating to the relevant Indenture and the Indenture Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and submit to such jurisdiction.

Enforceability of Judgments against BAM

Since a substantial portion of BAM’s assets are outside the United States, any judgment obtained in the United States against BAM, including any judgment with respect to the payment of interest and principal on the Indenture Securities, may not be collectible within the United States.

BAM has been informed by counsel that a court of competent jurisdiction in the Province of British Columbia would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, the City of New York, New York (a “New York Court”) that is subsisting and unsatisfied respecting the enforcement of any of the Indentures and the Indenture Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if: (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia (and submission by BAM in the Indenture to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of British Columbia, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in those statutes or to an order or regulation made by the Governor in Council under the Special Economic Measures Act (Canada) or the United Nations Act (Canada) in respect of certain activities or measures referred to in those statutes; (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (iv) the action to enforce such judgment is commenced within the applicable limitation period; and (v) the courts of the Province of British Columbia have not decided to stay or decline to hear an action on such judgment because there is another subsisting judgment in any jurisdiction relating to the same cause of action. BAM has been advised by counsel that the enforcement of any such judgment may also be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally, and a British Columbia court will render judgment only in Canadian dollars. Furthermore, a British Columbia court would disallow the payment of interest, fees and commissions at rates which in the aggregate are deemed to constitute a criminal rate of interest pursuant to the Criminal Code (Canada). A monetary judgment of a New York Court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in the Province of British Columbia if the New York Court had a basis for jurisdiction in the matter that would be recognized by a court in British Columbia for such purposes. There is no assurance that this will be the case. It is less certain that an action could be brought in the Province of British Columbia in the first instance on the basis of liability predicated solely upon such laws.

Governing Law

The Indentures, Indenture Securities and the rights, powers, duties or responsibility of Computershare U.S. will be governed by the laws of the State of New York, except with respect to the rights, powers, duties or responsibility of the remaining Trustees (including Computershare Canada), which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. (Section 1.13 of the Indentures.)

The Trustees

Computershare Canada is currently, or is expected to be the Canadian trustee under the Indentures. Computershare U.S. is currently, or is expected to be, the U.S. trustee under the Indentures. None of the Trustees make any representation or warranty as to the accuracy or validity of the information contained herein.

Registered Global Securities

The Registered Debt Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of, and deposited with, one or more Depositories or nominees, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Indenture Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Section 3.5 of the Indentures.)

The specific terms of the depositary arrangement with respect to any portion of a particular series of Indenture Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a Registered Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Indenture Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depositary or its nominee (“participants”) as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Indenture Securities or by the particular Issuer if such Indenture Securities are offered and sold directly by the Issuer. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depositary arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

So long as the Depositary for a Registered Global Security or its nominee is the registered owner thereof, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Indenture Securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Indenture Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Indenture Securities of such series in definitive form and will not be considered the owners or Holders thereof under the applicable Indenture.

Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the particular Issuer or Trustee or any paying agent for Indenture Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that the Depositary for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

No Registered Global Security may be exchanged in whole or in part for Indenture Securities registered, and no transfer of a Registered Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Registered Global Security or a nominee thereof unless (A) such Depositary (i) has notified the particular Issuer that it is unwilling or unable to continue as Depositary for such Registered Global Security or (ii) has ceased to be a clearing agency registered under the Exchange Act, and a successor securities Depositary is not obtained, (B) there shall have occurred and be continuing an Event of Default with respect to such Registered Global Security, (C) the particular Issuer determines, in its sole discretion, that the Securities of such series shall no longer be represented by such Registered Global Security and executes and delivers to the applicable Trustee(s) an Issuer order that such Registered Global Security shall be so exchangeable and the transfer thereof so registerable or (D) there shall exist such circumstances, if any, in addition to or in lieu of the foregoing as have been specified for this purpose as contemplated in the applicable Indenture. (Section 3.5.2 of the Indentures.)

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indentures. Reference is made to each Indenture for the full definition of each such term, as well as any other terms used herein for which no definition is provided (Section 1.1 of the Indentures).

“affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control”, when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Government Obligation” means (x) any security which is (i) a direct obligation of the government which issued the currency, or a direct obligation of the Government of Canada issued in such currency, in which the Indenture Securities of a particular series are denominated for the payment of which its full faith and credit is pledged or (ii) obligations of a Person the payment of which is unconditionally guaranteed as its full faith and credit obligation by such government which, in the case of either subclause (i) or (ii) of this clause (x), is not callable or redeemable at the option of the issuer thereof and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act or in the Bank Act (Canada)), as custodian with respect to any Government Obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

“Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing, or having the economic effect of guaranteeing, any indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such indebtedness, (ii) to purchase property, securities or services for the purpose of assuring the holder of such indebtedness of the payment of such indebtedness, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such indebtedness (and “Guaranteed”, “Guaranteeing” and “Guarantor” shall have meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

“Holder” means a Person in whose name an Indenture Security is registered in the security register in respect of such series of Indenture Securities.

“Stated Maturity”, when used with respect to any Indenture Securities or any installment of principal thereof or interest thereon, means the date specified in such Indenture Securities as the fixed date on which the principal of such Indenture Securities or such installment of principal or interest is due and payable.

“Trust Indenture Legislation” means (i) the provisions of the Business Corporations Act (Ontario) and regulations thereunder as amended or re-enacted from time to time, (ii) the provisions of the Business Corporations Act (British Columbia) and regulations thereunder as amended or re-enacted from time to time, (iii) the provisions of any other statute of Canada or any province thereof and any regulations thereunder and (iv) the Trust Indenture Act and regulations thereunder, in each case relating to trust indentures and to the rights, duties, and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to the applicable Indenture.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The material terms of any class or series of Subscription Receipts that we offer will be described in the applicable Prospectus Supplement.

Subscription Receipts may be offered separately or together with Class A Shares or Preference Shares, as the case may be, and may be exchanged by the holders thereof for Class A Shares or Preference Shares upon the satisfaction of certain conditions. Subscription Receipts will be issued under a subscription receipt agreement between BAM and an escrow agent. The statements below relating to any subscription receipt agreement and the Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof, are not complete, and are subject to, and qualified by reference to all provisions of the applicable Subscription Receipts. The applicable Prospectus Supplement will include details of the subscription receipt agreement with respect to the Subscription Receipts being offered. Reference is made to the applicable Prospectus Supplement which will accompany this Prospectus for the terms and other information with respect to the offering of the Subscription Receipts being offered thereby.

The particular terms and provisions of each issue of Subscription Receipts providing for the issuance of Class A Shares or Preference Shares on the exchange of Subscription Receipts will be described in the related Prospectus Supplement and may include the number of Subscription Receipts and the price at which they will be issued, any conditions to the exchange of Subscription Receipts into Class A Shares or Preference Shares, as the case may be, and the consequences of such conditions not being satisfied, the procedures for the exchange of the Subscription Receipts into Class A Shares or Preference Shares, as the case may be, the number of the Class A Shares or Preference Shares, as the case may be, that may be exchanged upon exercise of each Subscription Receipt, the dates or period during which the Subscription Receipts may be exchanged into Class A Shares or Preference Shares, as the case may be, whether such Subscription Receipts will be listed on any securities exchange, and any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts.

Subscription Receipts may, at the option of the partnership, be issued in fully registered form, in bearer form or in “book-entry only” form.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of the Warrants and the extent to which the general terms and provisions described below may apply thereto, will be described in the applicable Prospectus Supplement.

We may issue Warrants for the purchase of Class A Shares and/or Preference Shares. Warrants may be issued independently or together with other Securities offered pursuant to any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Warrants will be issued under one or more warrant agreements between us and a warrant agent that we will name in the applicable Prospectus Supplement. Selected provisions of the Warrants and the warrant agreements are summarized below. This summary is not complete. The statements made in this Prospectus relating to any warrant agreement and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. Any Prospectus Supplement for Warrants supplementing this Prospectus will contain the terms and other information with respect to the Warrants being offered thereby, including:

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price;

•	Class A Shares or Preference Shares purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods during which the Warrants are exercisable;

•	the designation and terms of any securities with which the Warrants are issued;

•	if the Warrants are issued as a unit with another security, the date on and after which the Warrants and the other security will be separately transferable;

•	the currency or currency unit in which the exercise price is denominated;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	any rights, privileges, restrictions and conditions attaching to the Warrants; and

•	any other specific terms.

Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.

Modifications

We may amend the warrant agreements and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. Other amendment provisions will be as indicated in the applicable Prospectus Supplement.

Enforceability

The warrant agent will act solely as our agent. The warrant agent will not have any duty or responsibility if we default under the warrant agreements or the warrant certificates. A Warrant holder may, without the consent of the warrant agent, enforce, by appropriate legal action on its own behalf, the holder’s right to exercise the holder’s Warrants.

PLAN OF DISTRIBUTION

The Issuers may sell Securities and the Selling Shareholders may sell Class A Shares to or through underwriters or dealers and may also sell Securities directly to purchasers or through agents.

The distribution of Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices. If offered on a non-fixed price basis, including sales of Class A Shares in transactions that are deemed to be ATM Distributions, the Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be increased or decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriter, dealer or agent to the Issuers and/or the Selling Shareholders. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. No Selling Shareholder may distribute Securities pursuant to an ATM Distribution.

In connection with the sale of Securities, underwriters may receive compensation from the Issuers, the Selling Shareholders and/or from purchasers of Securities for whom they may act as agents in the form of fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any such compensation received by them from the Issuers and/or the Selling Shareholders and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the Securities Act. Any such person that may be deemed to be an underwriter with respect to Securities of any series will be identified in the Prospectus Supplement relating to such series.

The Prospectus Supplement relating to each series of Securities will also set forth the terms of the offering of the Securities of such series, including, to the extent applicable, (i) the names of any underwriters or agents, (ii) the purchase price or prices of the offered Securities, (iii) the initial offering price, (iv) in the case of offers and sales by the Selling Shareholders, the names of such Selling Shareholders and the number of and prices at which such Class A Shares are proposed to be sold by them, (v) the proceeds to the applicable Issuer and/or Selling Shareholder from the sale of the offered Securities, (vi) the underwriting discounts and commissions and (vii) any discounts, commissions and concessions allowed or reallowed or paid by any underwriter to other dealers.

Under agreements which may be entered into by the Issuers, the Selling Shareholders, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Issuers and/or the Selling Shareholders against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Issuers or their subsidiaries and/or the Selling Shareholders in the ordinary course of business. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Issuers, the Issuers have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Issuers of expenses incurred or paid by a director, officer or controlling person of the Issuers in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Issuers will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Unless otherwise specified in a Prospectus Supplement, each series or class of Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series or class of Securities, the Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities of any series or as to the liquidity of the trading market for the Securities of any series.

In connection with any offering of Securities, other than an ATM Distribution, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No agent of an ATM Distribution, and no person or company acting jointly or in concert with an agent of an ATM Distribution, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed pursuant to the ATM Distribution, including selling an aggregate number or principal amount of securities that would result in the agent creating an over-allocation position in the securities.

SELLING SHAREHOLDERS

This Prospectus may also, from time to time, relate to the offering of the Class A Shares by way of a secondary offering (each, a “Secondary Offering”) by one or more Selling Shareholders.

The terms under which the Class A Shares may be offered by Selling Shareholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any Secondary Offering will include, without limitation, where applicable: (i) the names of the Selling Shareholders; (ii) the number and type of Class A Shares owned, controlled or directed by each Selling Shareholder; (iii) the number of Class A Shares being distributed for the accounts of each Selling Shareholder; (iv) the number of Class A Shares to be owned, controlled or directed by each Selling Shareholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Class A Shares; (v) whether the Class A Shares are owned by the Selling Shareholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Shareholder purchased any of the Class A Shares held by such Selling Shareholder in the two years preceding the date of the Prospectus Supplement, the date or dates the Selling Shareholder acquired the Class A Shares; (vii) if a Selling Shareholder acquired the Class A Shares held by such Selling Shareholder in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Shareholder in the aggregate and on a per security basis; and (viii) the disclosure required by Item 1.11 of Form 44-101F1, and, if applicable, each Selling Shareholder will file a non-issuer’s submission to jurisdiction form with the applicable Prospectus Supplement. No Selling Shareholder may distribute Class A Shares pursuant to an ATM Distribution.

The Selling Shareholders may also sell Class A Shares other than pursuant to this Prospectus. BAM cannot predict when or in what amounts the Selling Shareholders may sell any of the Class A Shares qualified for distribution by this Prospectus.

PROMOTER

BN received consideration comprised of more than 10% of the Class A Shares pursuant to the 2025 Arrangement and, accordingly, may be considered to be a promoter of BAM within the meaning of Canadian securities laws. As of July 31, 2025, BN owns, directly and indirectly 1,193,021,145 Class A Shares, representing approximately 73% of the issued and outstanding Class A Shares.

EXEMPTIVE RELIEF

Pursuant to a decision document dated October 5, 2022, the OSC, as principal regulator, has granted BAM exemptive relief from (i) the requirements in section 12.2 of NI 41-101 and Part 10 of National Instrument 51-102 – Continuous Disclosure Obligations to refer to the Class A Shares and Class B Shares in a prospectus or continuous disclosure documents using a term that includes appropriate restricted security terms and not refer to securities by a term that includes “common”; (ii) the requirements in Part 2 of OSC Rule 56-501 – Restricted Securities (“OSC Rule 56-501”) in respect of disclosure relating to the Class A Shares and Class B Shares in dealer and advisor documentation and rights offering circulars or offering memoranda; and (iii) the requirements in Part 3 of OSC Rule 56-501 in respect of future stock distributions of Class A Shares or securities that are directly or indirectly convertible into or exercisable for Class A Shares.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement, legal matters related to the validity of the Debt Securities will be passed upon by Torys LLP, New York, New York, legal matters related to the laws of Ontario, Canada will be passed upon by Torys LLP, Toronto, Ontario, and legal matters related to the laws of British Columbia, Canada will be passed upon by McMillan LLP, Vancouver, British Columbia. The partners and associates of each of Torys LLP and McMillan LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Securities.

INTERESTS OF EXPERTS

The financial statements of BAM as at December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 and for the period from July 4, 2022 to December 31, 2022, incorporated by reference in this Prospectus from the 2024 Annual Report on Form 10-K, and the effectiveness of BAM’s internal control over financial reporting, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

The financial statements of BAM as at December 31, 2023 and 2022 and for the year ended December 31, 2023 and for the period from July 4, 2022 to December 31, 2022, incorporated by reference in this Prospectus from the Special Meeting Circular, and the effectiveness of BAM’s internal control over financial reporting, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

The financial statements of the Asset Management Company as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, incorporated by reference in this Prospectus from the 2024 Annual Report on Form 10-K, have been audited by Deloitte LLP, an independent auditor, as set forth in their report thereon. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Asset Management Company as at December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024, incorporated by reference in this Prospectus from the Form 8-K/A, have been audited by Deloitte LLP, an independent registered public accounting firm, as set forth in their report thereon. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Asset Management Company as at December 31, 2023 and 2022 and for the years then ended, incorporated by reference in this Prospectus from the Special Meeting Circular, have been audited by Deloitte LLP, an independent auditor, as set forth in their report thereon. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Deloitte LLP is independent with respect to BAM and the Asset Management Company within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario. The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario M5H 0A9.

The combined and consolidated financial statements of the Oaktree Asset Management Operating Group as of December 31, 2024 and 2023, and for the each of the three years in the period ended December 31, 2024 appearing in 2024 Annual Report on Form 10-K for the year ended December 31, 2024 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such combined and consolidated financial statements are incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Ernst & Young LLP is independent with respect to the Oaktree Asset Management Operating Group under Rule 101 of the American Institute of Certified Public Accountants’ Code of Professional Conduct, and its interpretations and rulings, and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC. The offices of Ernst & Young LLP are located at 725 South Figueroa Street, Los Angeles, California 90017-5418.

KPMG LLP (“KPMG”) is named in the Form 8-K/A as having prepared a formal valuation and fairness opinion (the “Formal Valuation and Fairness Opinion”) in connection with the 2025 Arrangement. To BAM’s knowledge, as of the date of this Prospectus, no registered or beneficial interest, direct or indirect, in any property of BAM, or one of its associates or affiliates: (i) was held by KPMG or a “designated professional” (as such term is defined in item 16.2 of Form 51-102F2 — Annual Information Form) of KPMG when KPMG prepared the Formal Valuation and Fairness Opinion; (ii) was received by KPMG or a “designated professional” of KPMG after KPMG prepared the Formal Valuation and Fairness Opinion; or (iii) is to be received by KPMG or a “designated professional” of KPMG. To the knowledge of BAM, as of the date of this Prospectus, the interest of KPMG in securities of BAM represents less than 1% of the outstanding securities of BAM.

EXPENSES

The following are the estimated expenses of the offering of the Securities being registered under the Registration Statement, all of which has been or will be paid by us.

SEC registration fee		$382,750	†
Exchange listing fees		*
Blue sky fees and expenses		*
Trustee & transfer agent fees		*
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*
Total	$	*

†	Includes $36,900 of registration fees that were carried forward from a prior registration statement.
*	The applicable Prospectus Supplement will set forth the estimated aggregate amount of expenses payable in respect of any offering of Securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the Commission as part of the Registration Statement: (1) for purposes of Form F-10: the documents referred to under “Documents Incorporated by Reference”; the consents of Deloitte LLP in respect of the audited financial statements of (i) BAM and (ii) the Asset Management Company; the consent of Ernst & Young LLP in respect of the audited financial statements of the Oaktree Asset Management Operating Group; the consent of KPMG LLP in respect of the Formal Valuation and Fairness Opinion that is referred to in the Form 8-K/A; powers of attorney; the BAM Indenture and the form of the BAM Subordinated Indenture, the form of Canadian Finco Indentures and the U.S. Finco Indentures; and (2) for purposes of Form F-3: the opinions of Torys LLP and McMillan LLP; and the Statements of Eligibility of Computershare Trust Company, N.A., as U.S. trustee, on Forms T-1 and (3) the SEC filing fee exhibit.

BROOKFIELD ASSET MANAGEMENT LTD.

US$750,000,000 6.077% Notes due September 15, 2055

PROSPECTUS SUPPLEMENT

September 4, 2025

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